4/19

07022741

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hong Kong Aircraft Engineering Co Ltd

*CURRENT ADDRESS

PROCESSED

APR 2 3 2007

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 03846

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

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DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 4/19/07

HAECO

STOCK CODE 股票代號: 0044


CARGO

HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED ANNUAL REPORT 2006
香港飛機工程有限公司二零零六年報告書

CONTENTS
目錄

HAECO's second hangar at Hong Kong International Airport opened in December 2006.

港機工程位於香港國際機場的第二個機庫在二零零六年十二月啟用。

FINANCIAL CALENDAR AND INFORMATION FOR INVESTORS
財務日誌及投資者資訊

Financial Calendar 2007		**二零零七年度財務日誌**	
Annual Report sent to shareholders	10th April	年度報告書送交各股東	四月十日
Shares trade ex-dividend	27th April	股份除息交易	四月二十七日
Share registers closed	2nd –8th May	股票過戶手續暫停辦理	五月二日至八日
Annual General Meeting	8th May	股東週年大會	五月八日
Payment of 2006 final dividend	18th May	派付二零零六年度末期股息	五月十八日

Six months ending 30th June 2007		**截至二零零七年六月三十日止六個月**	
Interim results announcement	August	宣佈中期業績	八月
Interim dividend payable	September	派發中期股息	九月

HIGHLIGHTS
摘要

	2006	2005	Change 變幅 %	
(in HK$ Million)				*(港幣百萬元)*
Turnover	**3,844**	3,121	23.2	營業總額
Net operating profit	**779**	508	53.1	營業淨溢利
Share of after-tax results of jointly controlled companies				應佔共控公司除稅後業績
– Hong Kong Aero Engine Services Limited	**282**	229	23.5	– 香港航空發動機維修服務有限公司
– Other jointly controlled companies	**48**	38	25.8	– 其他共控公司
Profit attributable to the Company's shareholders	**847**	618	37.0	公司股東應佔溢利
Net cash generated from operating activities	**1,063**	843	26.1	營運業務產生的現金淨額
Net cash inflow before financing activities	**466**	575	-18.9	融資業務前的現金流入淨額
Total equity	**4,347**	4,098	6.1	權益總額
(number of shares in '000)				*(股份數目以千股計)*
Average number of shares in issue	**166,325**	166,325	–	平均已發行股份數目
(in HK$)				*(港元)*
Earnings per share attributable to the Company's shareholders (basic and diluted)	**5.09**	3.72	37.0	公司股東應佔每股盈利 (基本及攤薄)
Interim and final dividends per share	**2.25**	1.60	40.6	每股中期及末期股息
Special dividend per share	**2.50**	–	N/A	每股特別股息
Equity attributable to the Company's shareholders per share	**22.04**	21.12	4.4	公司股東應佔每股權益

Notes: Additional financial information of the Group's jointly controlled companies is presented on page 46.

附註：集團共控公司的附加財務資料於第四十六頁列述。

HAECO provides line maintenance for about 70 airlines. It also performs heavy maintenance in two hangars which hold six wide-bodied aircraft fully docked. It has entered into a contract with the Airport Authority of Hong Kong for land to build a third and a fourth hangar.

港機工程為約七十家航空公司提供外勤維修服務，並於兩個機庫內進行大型維修工程，該兩個機庫共可容納六架全面配置檢修架的廣體飛機。公司已與香港機場管理局訂立合約，以取得土地興建第三及第四個機庫。



Hangar 1
第一機庫
Hangar 2
第二機庫
Land for hangars 3 & 4
供興建第三及四機庫的土地

HAESL overhauls Rolls-Royce Trent, and 524 engines. It is building a 2,800 square metre extension. HAECO has a 7,000 square metre facility performing component overhaul and training.

香港航空發動機維修服務公司為勞斯萊斯特倫特524型引擎進行大修工程。該公司正在興建面積達二千八百平方米的擴建部分。港機工程設有面積達七千平方米的設施，作為部件大修及培訓用途。



HAECO Component Overhaul & Training Centre
港機工程部件大修及培訓中心
HAESL Engine Test Cell
香港航空發動機維修服務公司引擎測試場
HAESL expansion
(under construction)
香港航空發動機維修服務公司擴建部分中(在建)
HAESL Administration Building
香港航空發動機維修服務公司行政大樓
HAESL Workshop
香港航空發動機維修服務公司工場

TAECO has four hangars holding eight wide-bodied aircraft fully docked. It will commission a fifth hangar in mid 2007 and has a new training centre and a sixth hangar under construction. Each of the additional hangars will hold two wide-bodied aircraft.

TAECO has approvals to handle a wide variety of aircraft types. It specialises in heavy maintenance on Boeing 747 aircraft including passenger to freighter conversions. It also provides line maintenance at a number of airports in China.

The new joint venture landing gear overhaul facility will be built next to TAECO's hangars.

廈門太古飛機工程公司設有四個機庫，可容納八架全面配置檢修架的廣體飛機。該公司新設一個培訓中心，第五個機庫將於二零零七年中投入運作，第六個機庫亦正在興建中，兩個機庫各可容納兩架廣體飛機。

廈門太古飛機工程公司獲認可處理多種型號的飛機，並專門進行波音747型飛機大規模維修工程，包括客機改裝貨機工程。該公司亦於中國多個機場提供外勤維修服務。

新成立一家起落架大修合資企業，其設施將建於廈門太古飛機工程公司機庫側。



Landing Gear Workshop
(under construction)
起落架維修車間(在建)
Hangar 6
(under construction)
第六機庫(在建)
Hangar 5
(under construction)
第五機庫(在建)
Engine run-up pens
聲屏障
Hangar 3
第三機庫
Hangar 4
第四機庫
Hangar 1
第一機庫
Hangar 2
第二機庫
MTE
移動尾塢

STAECO provides line and base maintenance to Shandong Airlines and specialises in performing heavy maintenance and passenger to freighter conversions for Boeing 737 aircraft for other airlines. Its two hangars can fully dock five Boeing 737 aircraft.

山東太古飛機工程公司為山東航空公司提供外勤及基地維修服務，並專門為其他航空公司進行波音737型飛機大規模維修及客機改裝貨機工程。該公司兩個機庫可容納五架全面配置檢修架的波音737型飛機。



Hangar 1
第一機庫
Staff Quarters
員工宿舍
Hangar 2
第二機庫

TEN YEAR FINANCIAL SUMMARY
十年財務概要

	1997	1998	1999	2000	2001
(in HK$ Million)					
Turnover	2,315	2,064	1,938	1,874	1,983
Net operating profit	323	117	–	262	127
Share of after-tax results of jointly controlled companies	40	43	61	134	197
Profit attributable to the Company's shareholders	320	146	59	400	312
Dividends	148	111	81	106	108
Net assets employed:					
Non-current assets	1,057	1,895	1,773	1,708	1,636
Net current assets	596	338	760	908	1,076
Net cash equivalents	889	429	89	8	113
Less: non-current liabilities	–	(116)	(113)	(110)	(107)
	2,542	2,546	2,509	2,514	2,718
Financed by:					
Equity attributable to the Company's shareholders	2,537	2,541	2,504	2,509	2,713
Minority interests	5	5	5	5	5
	2,542	2,546	2,509	2,514	2,718
(in HK$)					
Results per share:					
Earnings attributable to the Company's shareholders	1.73	0.79	0.32	2.40	1.87
Interim and final dividends	0.60	0.44	0.57	0.61	0.65
Special dividend	–	–	–	–	–
Equity attributable to the Company's shareholders	13.70	13.72	13.53	15.02	16.30
Interim and final dividend cover – times	2.16	1.31	0.73	3.79	2.88
Number of staff:					
HAECO	4,587	4,339	3,561	3,460	3,445
TAECO	927	1,105	1,390	1,614	1,792
HAESL	571	523	558	621	668
Jointly controlled companies in which HAECO and TAECO own at least 20%	98	108	258	281	316
	6,183	6,075	5,767	5,976	6,221

Turnover
營業總額



HAECO 港機工程
TAECO 廈門太古飛機工程公司
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
97 98 99 00 01 02 03 04 05 06
(HK$M 港幣百萬元)

Profit attributable to the Company's shareholders
公司股東應佔溢利



HAECO 港機工程
TAECO 廈門太古飛機工程公司
HAESL 香港航空發動機維修服務公司
Other JCCs 其他
900
800
700
600
500
400
300
200
100
0
97 98 99 00 01 02 03 04 05 06
(HK$M 港幣百萬元)

2002	2003	2004	2005	**2006**	
					(港幣百萬元)
2,118	1,992	2,134	3,121	**3,844**	營業總額
276	104	219	508	**779**	營業淨溢利
227	263	256	267	**330**	應佔共控公司除稅後業績
465	345	438	618	**847**	公司股東應佔溢利
539	306	181	266	**790**	股息
					所用資產淨值：
1,597	1,513	3,229	3,495	**4,063**	非流動資產
1,214	1,167	113	131	**63**	流動資產淨值
475	408	527	791	**559**	現金等價物淨值
(104)	(100)	(265)	(319)	**(338)**	減：非流動負債
3,182	2,988	3,604	4,098	**4,347**	
					資本來源：
3,177	2,983	3,109	3,512	**3,665**	公司股東應佔權益
5	5	495	586	**682**	少數股東權益
3,182	2,988	3,604	4,098	**4,347**	
					(港元)
					每股業績：
2.80	2.07	2.63	3.72	**5.09**	公司股東應佔盈利
0.74	0.84	1.09	1.60	**2.25**	中期及末期股息
2.50	1.00	–	–	**2.50**	特別股息
19.10	17.93	18.69	21.12	**22.04**	公司股東應佔權益
3.78	2.46	2.42	2.32	**2.26**	盈利對中期及末期股息比率倍數
					員工數目：
3,399	3,297	3,343	3,757	**4,356**	港機工程
1,870	1,927	2,250	2,945	**4,098**	廈門太古飛機工程公司
683	678	689	750	**805**	香港航空發動機維修服務公司
362	499	599	731	**859**	港機工程及廈門太古飛機工程公司擁有至少兩成權益的共控公司
6,314	6,401	6,881	8,183	**10,118**	

Earnings attributable to the Company's shareholders and interim & final dividends per share
公司股東應佔每股盈利和每股中期及末期股息



Earnings 盈利
Dividends 股息
5.50
5.00
4.50
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0
97 98 99 00 01 02 03 04 05 06
(HK$ 港元)

Number of staff
員工數目



HAECO 港機工程
TAECO 廈門太古飛機工程公司
HAESL 香港航空發動機維修服務公司
Other JCCs 其他
11,000
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
97 98 99 00 01 02 03 04 05 06



Interior view of HAECO's new hangar 2 with aircraft under going heavy maintenance checks.
攝於港機工程新建的第二機庫內，機庫正進行大型維修檢查。

Courtesy Delta Airlines
Delta Air Lines

RESULTS

Strong demand for the Group's hangar maintenance services and for the engine overhaul services of its jointly controlled companies resulted in profit attributable to shareholders increasing by 37.0% to HK$846.8 million.

Your Directors have recommended a final dividend for 2006 of HK$1.60 per share which, together with the interim dividend of HK$0.65 per share and a special dividend of HK$2.50 per share paid on 26th September 2006, results in a total distribution for the year of HK$4.75 per share.

INVESTMENTS

During the year the Company increased its effective interest in Taikoo (Xiamen) Aircraft Engineering Company Limited ("TAECO") by 2% to 56.55% and in Taikoo (Shandong) Aircraft Engineering Company Limited by 10% to 35.65%.

The Company opened its second hangar at Hong Kong International Airport in December 2006 and has reached agreement with the Hong Kong Airport Authority to build a third hangar and to extend its franchise and leases at the airport to 2036. The third hangar is expected to open in the first half of 2009.

TAECO's fifth and sixth double-bay hangars at Xiamen airport are planned to open in mid 2007 and in the first quarter of 2009 respectively. HAESL is building an extension to its engine build area which is planned to open in early 2008.

The Group expanded its inventory technical management services during the year and has agreed to an investment of HK$120 million in a new joint venture formed to overhaul landing gear in Xiamen. It continues to look at other opportunities to expand its aviation maintenance and repair services.

業績

集團的機庫維修業務及其共控公司的引擎大修業務需求強大，使股東應佔溢利增加百分之三十七，達港幣八億四千六百八十萬元。

董事局建議派發二零零六年度末期股息每股港幣1.60元，連同於二零零六年九月二十六日派發的中期股息每股港幣0.65元及特別股息每股港幣2.5元，本年度共派息每股港幣4.75元。

投資

年內公司增持百分之二的廈門太古飛機工程有限公司(「廈門太古飛機工程公司」)，使所持的實際權益增至百分之五十六點五五，並將所持的山東太古飛機工程有限公司實際權益增至百分之三十五點六五，增幅達百分之十。

公司於香港國際機場興建的第二個機庫於二零零六年十二月啟用，並與香港機場管理局達成協議，興建第三個機庫及延長公司於機場的專營權及租約期限至二零三六年。第三個機庫預期於二零零九年上半年啟用。

預期廈門太古飛機工程公司位於廈門機場的第五及第六個雙機位機庫將分別於二零零七年中及二零零九年第一季啟用。香港航空發動機維修服務公司正進行引擎裝建間擴建工程，擴建部分計劃於二零零八年初啟用。

年內，集團擴大庫存技術管理服務，並同意投資港幣一億二千萬元成立新的合資公司，在廈門從事起落架大修業務。集團將繼續尋求其他機會，致力拓展航空維修業務。


NO STEP

Rolls-Royce Trent 800 engine with test equipment installed, in transit to HAESL's test cell for a performance test.

勞斯萊斯特倫特800型引擎裝上了測試設備，正運往香港航空發動機維修服務公司的測試場進行性能測試。

STAFF

Rapid growth has required a high level of recruitment with the total staff numbers increasing 23.6% to approximately 10,100 during the year. I would like to welcome the new employees and, on behalf of the shareholders, thank all staff for the hard work which has produced this year's strong results.

OUTLOOK

The Group's prospects are good given the recent increase in hangar capacity, strong demand for its heavy maintenance services and the growth in the fleets of Hong Kong based customers. It will, however, take time to increase the number of fully trained staff to a level which matches the additional capacity and results will be moderated by associated cost increases and the impact of the appreciation of the Renminbi on TAECO's margins.

Christopher Pratt
Chairman
Hong Kong, 6th March 2007

員工

因應業務迅速增長，集團需要聘用大量僱員，本年僱員人數增加百分之二十三點六，共約一萬零一百人。本人謹此歡迎新入職的同事，並代表各股東衷心感謝全體員工的辛勤工作，使這一年獲得理想的業績。

展望未來

有見機庫近期處理能力增加、大型維修服務需求殷切以及香港客戶的機隊擴大，預料集團前景相當理想。然而，要培訓熟練的員工充分配合新增的處理能力，所費需時；而相關成本增加，加上人民幣升值影響廈門太古飛機工程公司的利潤，預期業績將會因而放緩。

主席
白紀圖
香港，二零零七年三月六日

The Company's profit attributable to its shareholders comprises:

公司的股東應佔溢利包括：

(in HK$ Million) (港幣百萬元)	2006	2005	Change % 變幅 %	
HAECO Hong Kong operations	**305**	256	19	港機工程在香港的業務
Share of:				應佔：
TAECO	**221**	102	117	廈門太古飛機工程公司
HAESL and SAESL	**282**	229	23	香港航空發動機維修服務公司及新加坡航空發動機維修服務公司
Other jointly controlled companies	**39**	31	26	其他共控公司
	847	618	37	

HAECO Hong Kong Operations

The Company's Hong Kong operations comprise heavy maintenance at hangars and line maintenance at the passenger and cargo terminals at Hong Kong International Airport as well as component overhaul at Tseung Kwan O and inventory technical management services.

The heavy maintenance division provided most of the growth for the Hong Kong operations this year with 1.85 million manhours sold, a 12.8% increase over 2005. Its 1,694 staff (2005: 1,204), provide a comprehensive range of scheduled maintenance checks, modifications and overhaul work on a wide variety of aircraft types. Approximately 61% of the division's work was for airlines based outside Hong Kong. It competes on price, availability of space, turnround time and quality of workmanship with other Maintenance and Repair Organisations worldwide.

The Company commissioned its second hangar at Hong Kong International Airport in December 2006. This hangar can handle three wide-bodied aircraft simultaneously.

The Company has also entered into an agreement with the Hong Kong Airport Authority to lease additional land at the airport and, subject to certain conditions, extend its franchise to 2036. This will allow it to build an additional light maintenance hangar which is planned to start operation in the first half of 2009 and provide additional space for a further hangar at a later date.

Line maintenance experienced modest growth as a result of increases in movements by most customers offset by the loss of China Airlines business. The overall average number of movements handled by HAECO was virtually unchanged at 250 per day.

港機工程在香港的業務

公司在香港的業務，包括於香港國際機場的機庫進行大型維修工程及在客貨運站進行外勤維修工程、於將軍澳進行部件大修工程，以及提供庫存技術管理服務。

本年香港業務的增長，大部分來自大型維修部，售出的工時為一百八十五萬小時，較二零零五年增加百分之十二點八。該部門僱用員工一千六百九十四人（二零零五年為一千二百零四人），為不同類型的飛機進行定期維修檢查、改裝及大修工程。部門進行的工程中，約百分之六十一來自非以香港為基地的航空公司。部門無論在價格、機庫可用空間、周轉時間及工程質量上，均足以與世界其他同業一較長短。

公司位於香港國際機場的第二個機庫在二零零六年十二月投入運作。此機庫可同時處理三架廣體飛機。

公司亦與香港機場管理局訂立一份協議，在符合若干條件下，於機場租用更多土地及將專營權期限延長至二零三六年。因此，公司將可再興建一個輕型維修機庫，計劃於二零零九年上半年啟用，而餘下的額外空間可供日後興建另一個機庫之用。

外勤維修業務方面，由於流失了中華航空公司的業務，抵銷了大部分客戶的航班增長，因此這方面業務增長溫和。港機工程平均每日處理的飛機數目為二百五十架，大致與去年相若。

The component overhaul division occupies 7,000 square metres of modern workshop space at Tseung Kwan O and employs 199 people. Utilisation of these facilities during the year improved as a result of adding new capabilities.

The Company's inventory technical management service for rotable spares produced satisfactory profits with assets under management expanding from HK$180 million to HK$211 million. It now includes Airbus 340-600, 340-500, 330-300 and 300-600F as well as Boeing 747 aircraft.

Taikoo (Xiamen) Aircraft Engineering Company Limited

TAECO performs heavy maintenance and passenger to freighter conversions using its four double wide-body bay hangars at Xiamen Gaoqi International Airport. It also performs line maintenance operations in Beijing, Shanghai and Xiamen which, while representing only a small percentage of its total turnover, handled an average of 39 flights per day during the year and continue to expand.

The opening of a fourth hangar at the end of 2005 and very strong demand allowed TAECO to expand its heavy maintenance work substantially. Sold manhours increased from 2.47 million in 2005 to 3.58 million in 2006 and profit attributable to the Company's shareholders increased by 117% to HK$221 million. Three of TAECO's bays are dedicated to performing Boeing 747-400 passenger to freighter conversions for Boeing with seven aircraft being completed during the year and four in progress at the year-end. The remaining TAECO capacity is used for heavy maintenance with Cathay Pacific Airways, Japan Airlines and All Nippon Airlines being its most significant customers.

TAECO is building a fifth double wide-body bay hangar which is planned to open in mid 2007 and a sixth which is planned to open in the first quarter of 2009. It is also building a new training centre. At the end of 2006 TAECO's headcount totalled 4,098.

Hong Kong Aero Engine Services Limited

HAESL (45% owned) overhauls Rolls-Royce engines at its facility at Tseung Kwan O. It faced strong demand throughout the year and worked at close to the maximum sustainable capacity of its workforce handling 212 engine equivalents as compared to 202 for 2005. Singapore Aero Engine Services Pte. Limited ("SAESL"), in which HAESL has a 20% interest also had a strong year with increased turnover and profitability.

部件大修部位於將軍澳的現代化工場佔地七千平方米， 僱用員工一百九十九人。年內這些設施的使用量因處理能力增加而上升。

公司為可修周轉件提供的庫存技術管理服務帶來令人滿意的溢利，管理資產由港幣一億八千萬元增至港幣二億一千一百萬元。該服務現時涵蓋空中巴士340-600型、340-500型及330-300型客機、300-600F型貨機以及波音747型飛機。

廈門太古飛機工程有限公司

廈門太古飛機工程公司位於廈門高崎國際機場的四個可容納兩架廣體飛機的機庫，提供大型維修及客機轉貨機改裝服務，並在北京、上海及廈門從事外勤維修業務，雖然只佔整體營業總額一小部分，但年內平均每日處理三十九班航班，業務繼續擴大。

第四個機庫於二零零五年底正式啟用，由於需求非常龐大，使廈門太古飛機工程公司的大型維修工程大幅增加。已售工時由二零零五年的二百四十七萬增至二零零六年的三百五十八萬，而公司股東應佔溢利則增加百分之一百一十七至港幣二億二千一百萬元。廈門太古飛機工程公司其中三個機位，專為波音747-400型客機改裝為貨機，年內已完成七架飛機的改裝工程，年底時仍有四架飛機正在進行改裝。廈門太古飛機工程公司其餘的處理能力用於大型維修工程，最主要的客戶為國泰航空公司、日本航空公司及全日本航空公司。

廈門太古飛機工程公司現正興建第五個可容納兩架廣體飛機的機庫，預期於二零零七年中啟用，第六個機庫計劃於二零零九年首季啟用，此外該公司正在興建一座新的培訓中心。截至二零零六年底，廈門太古飛機工程公司的僱員數目合共四千零九十八人。

香港航空發動機維修服務有限公司

香港航空發動機維修服務公司（公司持有百分之四十五權益）於將軍澳的設施為勞斯萊斯引擎進行大修工程。該公司全年面對強大的需求，業務已近飽和，本年處理的引擎同類部件為二百一十二台，二零零五年則為二百零二台。香港航空發動機維修服務公司擁有兩成權益的新加坡航空發動機維修服務有限公司（「新加坡航空發動機維修服務公司」）本年業績亦相當理想，其營業總額及溢利率均有所提高。


ENGINEER

Boeing 747 Flight Deck modification in progress at TAECO.

廈門太古飛機工程公司正為波音747型飛機進行駕駛艙改裝工程。

The Group's share of the after-tax profit of HAESL including its interest in SAESL rose by 23% to HK$282 million.

集團應佔香港航空發動機維修服務公司（包括於新加坡航空發動機維修服務公司的權益）除稅後溢利增加百分之二十三，達港幣二億八千二百萬元。

HAESL increased its headcount by 55 and further enhanced its component repair capability during the year with its turbine blade repair cell gaining the 'gold centre of excellence' award from Rolls-Royce Aero Repair & Overhaul. It also commenced construction of a HK$85 million 2,800 square metre extension to its facility.

年內香港航空發動機維修服務公司增加僱員五十五人，並進一步增強其部件修理能力；其渦輪葉片修理間榮獲Rolls-Royce Aero Repair & Overhaul頒發「卓越中心金獎」。該公司亦已展開耗資港幣八千五百萬元、佔地二千八百平方米的擴建工程。

Other Jointly Controlled Companies

The Group's other jointly controlled companies comprise:

- EADS SOGERMA HAECO Services Company Limited (50% owned) which provides computerised testing of components.
- Honeywell TAECO Aerospace (Xiamen) Company Limited (25% owned by HAECO and 10% by TAECO) which overhauls auxiliary power units and other rotables.
- Goodrich Asia-Pacific Limited (49% owned) refurbishes carbon brakes and overhauls wheel hubs at Fanling, in Hong Kong.
- Goodrich TAECO Aeronautical Systems Limited (35% owned by TAECO) overhauls fuel control systems and pumps in Xiamen.
- IN-Services Asia Limited (35% owned) sells Intertechnique components, and provides a warranty and repair service to customers.
- Taikoo (Shandong) Aircraft Engineering Company Limited, (30% owned by HAECO and 10% by TAECO) provides a heavy maintenance service at Jinan for Boeing 737 and other narrow-bodied aircraft. It also provides Boeing 737 passenger to freighter conversions.

All these companies produced improved results with exception of EADS SOGERMA HAECO which experienced lower work volumes. Their total contribution to the Group's results increased by 26% to HK$39 million.

In February 2007, HAECO acquired EADS SOGERMA's 50% interest in EADS SOGERMA HAECO to make it a wholly owned subsidiary and renamed it HAECO ATEC Component Service Limited.

其他共控公司

集團其他共控公司包括：

- EADS SOGERMA HAECO Services Company Limited (公司持有五成權益) 提供電腦化部件測試服務。
- 廈門霍尼韋爾太古宇航有限公司 (港機工程持有兩成半權益、廈門太古飛機工程公司持有一成權益) 從事輔助動力裝置及其他可修周轉件大修業務。
- Goodrich Asia-Pacific Limited (公司持有四成九權益) 於香港粉嶺從事碳質掣動片整修及輪轂大修業務。
- 廈門豪富太古宇航有限公司 (廈門太古飛機工程公司持有三成五權益) 於廈門從事燃料控制系統及燃料泵大修業務。
- IN-Services Asia Limited (公司持有三成半權益) 出售 Intertechnique 部件，並為客戶提供保用及修理服務。
- 山東太古飛機工程有限公司 (港機工程持有三成權益、廈門太古飛機工程公司持有一成權益) 於濟南為波音737型飛機及其他狹體飛機提供大型維修服務。該公司亦提供波音737型客機轉貨機改裝工程。

除EADS SOGERMA HAECO 本年工作量下降外，上述公司業績均有進步。各公司為集團業績帶來的貢獻合共上升百分之二十六，達港幣三千九百萬元。

二零零七年二月，港機工程購入EADS SOGERMA 於EADS SOGERMA HAECO的五成權益，使EADS SOGERMA HAECO成為其全資附屬公司，並易名為HAECO ATEC Component Service Limited。

Financial Review

財務回顧

(in HK$ Million)	2006	2005	Change 變幅 %	(港幣百萬元)
Consolidated profit and loss account				**綜合損益賬**
Turnover	**3,844**	3,121	23	營業總額
The increase in turnover comprises a 10% increase for the Company's Hong Kong operations and a 54% increase for TAECO.				營業總額增加，包括公司在香港的業務增長百分之十及廈門太古飛機工程公司的業務增長百分之五十四。
Operating profit	**749**	501	50	營業溢利
The increase in operating profit is driven primarily by the growth in turnover and by improved margins at TAECO arising from the increase in its volume of business. It comprises an increase of 6% for the Company's Hong Kong operations and a 115% increase for TAECO.				營業溢利增加，主要是由於廈門太古飛機工程公司營業額增加以及邊際利潤提升所致。這包括公司在香港的業務增長百分之六，及廈門太古飛機工程公司的業務增長百分之一百一十五。
Share of after-tax results of jointly controlled companies	**330**	267	24	應佔共控公司除稅後業績
HAESL and SAESL account for HK$282 million of the profit. The HK$48 million profit from other jointly controlled companies includes HK$9 million attributable to minority interests and HK$39 million attributable to HAECO's shareholders.				香港航空發動機維修服務公司及新加坡航空發動機維修服務公司帶來港幣二億八千二百萬元溢利，另外港幣四千八百萬元來自其他共控公司，包括少數股東應佔溢利港幣九百萬元及港機工程股東應佔溢利港幣三千九百萬元。
Profit for the year	**1,028**	710	45	本年溢利
This comprises HK$847 million attributable to HAECO shareholders and HK$181 million attributable to minority interests. The main elements of the profit are HAECO's Hong Kong operations HK$305 million, TAECO HK$394 million and HAESL HK$282 million.				本年溢利包括港機工程股東應佔溢利港幣八億四千七百萬元、少數股東應佔溢利港幣一億八千一百萬元。溢利主要來自港機工程在香港的業務港幣三億零五百萬元、廈門太古飛機工程公司港幣三億九千四百萬元，及香港航空發動機維修服務公司港幣二億八千二百萬元。
Consolidated balance sheet				**綜合資產負債表**
Non-current assets	**4,063**	3,495	16	非流動資產
The majority of the net increase of HK$568 million during the year arose from HK$690 million capital expenditure offset by HK$229 million depreciation and amortisation.				年內增加淨額為港幣五億六千八百萬元，大部分因港幣六億九千萬元折舊及攤銷抵銷港幣二億二千九百萬元資本性開支所致。
Net current assets				流動資產淨值
Deposits and bank balances	**834**	877	-5	存款及銀行結存
Working capital assets	**769**	643	20	營運資金資產
Working capital liabilities	**(981)**	(598)	64	營運資金負債
Net current assets	**622**	922	-33	流動資產淨值
The increase in working capital assets and liabilities is driven by the growth in the Group's business volume and accruals for capital expenditure payments.				營運資金資產及負債增加，乃因集團營業額及應計資本性開支增加所致。

(in HK$ Million)	2006	2005	Change 變幅 %	(港幣百萬元)
Consolidated cashflow statement				**綜合現金流量表**
Net cash generated from operating activities HK$505 million was generated by HAECO's own operations and HK$557 million by TAECO.	**1,063**	843	26	營運業務產生的現金淨額 港幣五億零五百萬元由港機工程本身的業務產生，港幣五億五千七百萬元則由廈門太古飛機工程公司產生。
Purchases of property, plant and equipment Capital expenditure during 2006 included HK$505 million on new hangars and HK$47 million on rotables managed for airlines.	**690**	546	26	購買物業、廠房及設備 二零零六年的資本性開支包括用於新機庫港幣五億零五百萬元，及用於為航空公司管理可修周轉件港幣四千七百萬元。
Dividends and loan repayments received from jointly controlled companies Dividends received in 2006 comprised HK$299 million from HAESL and HK$16 million from Goodrich Asia Pacific.	**321**	318	1	於共控公司收取的股息及還款 二零零六年收取的股息包括來自香港航空發動機維修服務公司港幣二億九千九百萬元及來自Goodrich Asia Pacific港幣一千六百萬元。

Net Liquid Funds and Financing

The Group had deposits and net cash equivalents of HK$834 million at 31st December 2006 together with committed but undrawn banking facilities of HK$400 million. This is considered sufficient to meet its committed operating, working capital and capital expenditure requirements for 2007.

流動資金淨額及融資

於二零零六年十二月三十一日結算，集團有存款及現金等價物淨額港幣八億三千四百萬元，以及未動用而已承擔銀行信貸安排港幣四億元，公司認為足以應付二零零七年的已承擔營業、營運資金及資本性開支需要。

Currency Fluctuations

The Group's income is substantially in HK dollars and US dollars and is matched by expenditure in the same currencies. The exception to this is TAECO which has substantial Renminbi expenditure. TAECO reduces its exposure to changes in the exchange rate of the Renminbi against the US dollar by retaining surplus funds in Renminbi and by selling US dollars and HK dollars forward for Renminbi. At 31st December 2006, TAECO had sold forward a total of US$31 million and HK$680 million to fund part of its Renminbi requirement for 2007, 2008 and 2009.

貨幣浮動

集團的收入以港幣及美元為主，開支亦以同類貨幣為主。唯一例外是廈門太古飛機工程公司，該公司大量開支以人民幣計算。廈門太古飛機工程公司透過以人民幣保留盈餘資金，賣出遠期美元及港元換成人民幣，以減低人民幣兑美元匯率變動所產生的風險。於二零零六年十二月三十一日結算，廈門太古飛機工程公司已出售合共遠期三千一百萬美元及港幣六億八千萬元，以應付二零零七、二零零八及二零零九年的部分人民幣需求。

Corporate Governance Practices

The Board is committed to a high standard of corporate governance and has adopted the Code on Corporate Governance Practices (the "Code") promulgated by The Stock Exchange of Hong Kong Limited. It has complied throughout the year with all the mandatory code provisions and with all the recommended best practices with the following two exceptions:

- quarterly reporting (Section C.1.4 of the Code) which the Board considers would provide little information of additional value to shareholders while increasing administrative costs and pressure to focus on short-term results rather than long-term value creation.
- establishing a nomination committee (Section A.4.4 of the Code) as the Board considers it is in the best interest of the Company and potential new appointees that they collectively review and approve the appointment of new directors.

企業管治常規

董事局致力達致高水平的企業管治，並採納香港聯合交易所有限公司頒佈的《企業管治常規守則》(「該守則」)。董事局全年均遵守所有強制性守則條文，並遵守除以下兩項外所有建議最佳常規：

- 季度財務報告 (該守則第C.1.4條)，董事局認為季度財務報告僅為股東提供少量具額外價值的資訊，卻令行政成本增加，及增添壓力將注意力集中於短期業績而非創造長期的價值。
- 成立提名委員會 (該守則第A.4.4條)，董事局認為由董事局共同審核及批准委任新董事，乃合乎公司及準新董事的最佳利益。

Investor Relations

All communications for shareholders including reports, announcements and the results of polls of shareholders at shareholder meetings are posted on the Company's website: www.haeco.com. Printed copies of the Annual and Interim Reports are also sent to all shareholders. Briefings for the investment community are held shortly after the interim and final results announcements.

The Company's 2006 Annual General Meeting was held on 9th May 2006 and the minutes are posted on the Company's website. This meeting was open to all shareholders and members of the press. The votes of the Annual General Meeting were taken by poll and the poll results were published in newspapers and posted on the Company's website.

Key shareholder dates for 2007 are set out on the inside front cover of this report.

From information publicly available to the Company and within the knowledge of its Directors, at least 25% of the Company's total issued share capital has been held by the public at all times.

投資者關係

所有股東通訊 (包括年度報告書、公告及股東於股東大會上的投票表決結果) 均於公司網站 www.haeco.com登載。年度報告書及中期報告的印刷本亦會發送予全體股東。公司於中期及年度業績公佈後不久，為投資界舉行簡佈會。

公司二零零六年度股東週年大會於二零零六年五月九日舉行，會議紀錄於公司網站登載。該會議開放予全體股東及傳媒人士。股東週年大會上以投票方式表決，投票結果於報章公佈，並於公司網站登載。

二零零七年與股東有關的主要日期載於本報告書封面內頁。

據公司從公開資料所得及就公司董事所知，至少百分之二十五公司已發行股本總額一直由公眾持有。

Board of Directors

The Company is governed by a Board of Directors which is responsible for directing and supervising its affairs. This Board is accountable to shareholders for the development of the Group with the goal of maximising long-term shareholder value, while balancing broader stakeholder interests.

The Board is also responsible for the integrity of financial information and the effectiveness of the Group's systems of internal control and risk management processes. The Directors acknowledge their responsibility for the preparation of the accounts of the Company, its keeping of fair and accurate accounting records and its compliance with the Hong Kong Companies Ordinance. The Board has, with the assistance of its Audit Committee, conducted a review of the effectiveness of the Group's system of internal control.

董事局

公司由一個董事局管理，董事局負責領導及監督公司的事務。董事局須就集團的發展向股東負責，以期盡量提高長期股東價值，同時平衡更多利益相關者的利益。

董事局亦有責任維持財務資料的完整性及集團內部監控制度與風險管理程序的有效程度。各董事明白其肩負責任編製公司賬目、確保賬目紀錄公正和準確，並符合《香港公司條例》的規定。董事局在審核委員會協助下，已就集團內部監控制度的效能進行檢討。

The Board comprises the Chairman, five other Executive Directors, and ten Non-Executive Directors. The roles of Chairman and Chief Executive Officer are segregated and are not performed by the same person. All Directors are subject to re-election by shareholders every three years. New Directors, being individuals who are suitably qualified and expected to make a positive contribution to the performance of the Board, are identified by existing Directors and proposed to the Board for appointment. A Director appointed by the Board is subject to election by shareholders at the first general meeting after his appointment.

The Non-Executive Directors bring independent judgement on issues of strategy, performance, risk and people through their contribution at Board and Committee meetings. The Board considers that five of the ten Non-Executive Directors are independent in character and judgement and fulfil the independence guidelines set out in Listing Rule 3.13. The Company has received from each of its Independent Non-Executive Directors an annual confirmation of his independence pursuant to Listing Rule 3.13 and the Company still considers all its Independent Non-Executive Directors to be independent.

The Chairman ensures that the Directors receive accurate, timely and clear information. Directors are encouraged to update their skills, knowledge and familiarity with the Group through their initial induction, ongoing participation at Board and Committee meetings, and through meeting key members of management.

All Directors have access to the services of the Company Secretary who regularly updates the Board on governance and regulatory matters. Any Director wishing to do so in the furtherance of his or her duties, may take independent professional advice through the Chairman at the Company's expense. The availability of professional advice extends to the Audit and Remuneration Committees.

The Company has arranged appropriate insurance cover in respect of legal actions against its Directors and Officers.

Minutes of Board meetings are taken by the Company Secretary and, together with any supporting Board papers, are available to all Board members.

董事局包括主席、另外五名常務董事及十名非常務董事。主席與行政總裁的職責分開，且由不同人士擔任。所有董事每隔三年須經股東重選。在任董事如認為個別人士具備合適資格並預期可對董事局的表現帶來正面貢獻，可提呈董事局委任為新董事。由董事局委任的董事，須於獲委任後第一次股東大會經股東投票通過。

非常務董事就策略、表現、風險及人才等事宜提供獨立的判斷，透過董事局及委員會會議作出貢獻。董事局認為十名非常務董事中，其中五名為身份獨立的董事，具備上市規則第 3.13 條所載獨立指引所描述的獨立判斷能力。公司已收到各獨立非常務董事根據上市規則第3.13條就其獨立性作出的年度確認，而公司仍認為其獨立非常務董事全部確屬獨立人士。

主席確保各董事收到準確、適時及清楚的資料。公司並鼓勵各董事透過就職時所獲的就任須知、持續參與董事局及委員會會議，以及與主要管理人員會面，不斷更新其技能、知識，以及加深對集團的熟悉程度。

所有董事均可享用公司秘書的服務，公司秘書須定期讓董事局知悉有關管治及規管事宜的最新資料。董事可為履行職責而透過主席尋求獨立專業意見，費用由公司支付。審核委員會及薪酬委員會亦可尋求專業意見。

公司已就其董事及要員可能會面對的法律行動作適當的投保安排。

董事局會議紀錄由公司秘書負責撰寫，這些會議紀錄連同任何有關的董事局會議文件，均向所有董事局成員提供。

The Board has three sub-committees: an Executive Committee, an Audit Committee and a Remuneration Committee. The Audit and Remuneration Committees have terms of reference which accord with the principles set out in the Code and minutes are taken by the Company Secretary. The work of these Committees is reported to the Board.

All Directors disclose to the Board on their first appointment their interests as a director or otherwise in other companies or organisations and such declarations of interests are updated annually. When the Board considers any proposal or transaction in which a Director has a conflict of interest, the Director declares his interest.

Directors' Securities Transactions

The Company has adopted a code of conduct ("the Securities Code") regarding Directors' securities transactions on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers ("the Model Code") contained in Appendix 10 of the Listing Rules. A copy of the Securities Code is sent to each Director of the Company first on his appointment and thereafter twice annually, one month before the date of the Board meetings to approve the Company's half-year result and annual result, with a reminder that the Director cannot deal in the securities and derivatives of the Company until after such results have been published, and that all his dealings must be conducted in accordance with the Securities Code.

Under the Securities Code, Directors of the Company are required to notify the Chairman and receive a dated written acknowledgement before dealing in the securities and derivatives of the Company, and, in the case of the Chairman himself, he must notify the Chairman of the Audit Committee and receive a dated written acknowledgement before any dealing.

All the Directors of the Company have confirmed that they have complied with the required standard set out in the Securities Code.

Directors' interests as at 31st December 2006 in the shares of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance) are set out on page 30.

Executive Committee

The Executive Committee comprises five Executive Directors, two Non-Executive Directors, one of whom chairs its meetings and two senior executives of the Company, its jointly controlled companies, and customers. It is responsible to the Board for overseeing the day-to-day operation of the Company.

Audit Committee

The Audit Committee assists the Board in discharging its responsibilities for corporate governance, financial reporting, and corporate control. The

董事局轄下有三個小組委員會：執行委員會、審核委員會及薪酬委員會。審核委員會及薪酬委員會按照該守則所訂的原則制定其職權範圍，會議紀錄由公司秘書撰寫。該等委員會向董事局匯報工作。

所有董事須於首次獲委任時向董事局申報在其他公司或機構擔任董事或其他職務的身份，有關利益申報每年更新一次。倘董事在董事局討論任何動議或交易時存在利益衝突，該董事須申報利益。

董事證券交易

公司已就董事進行的證券交易，採納一套比上市規則附錄十所載《上市發行人董事進行證券交易的標準守則》(「標準守則」)所訂標準更高的董事證券交易守則(「證券守則」)。公司每位董事在受委任之初會獲發一份證券守則，之後每年兩次，分別於董事局召開會議通過公司的半年及全年業績前一個月；當中亦會提醒董事不得買賣公司的證券及衍生產品，直至此等業績公佈為止，而其一切交易必須按照證券守則進行。

根據證券守則，公司董事在買賣公司的證券及衍生產品前，須先通知主席並接獲註明日期的確認書；若為主席本人，則必須通知審核委員會主席，並接獲註明日期的確認書後才可進行有關的買賣。

公司所有董事均確認已遵從證券守則所訂的準則。

二零零六年十二月三十一日結算，各董事於公司及其相聯法團 (定義見《證券及期貨條例》第XV部) 持有的股份權益於第三十頁開列。

執行委員會

執行委員會的成員包括五名常務董事、兩名非常務董事 (其中一位主持其會議)，以及兩名來自公司、其共控公司及客戶的高級行政人員。執行委員會負責監察公司的日常運作，並對董事局負責。

審核委員會

審核委員會協助董事局履行企業管治、財務報告及企業監控責任。委員會成員包括三名非常務董事，當中兩名包括主席李德信在內為獨立非常務董事。全體委

Committee consists of three Non-Executive Directors, two of whom including the Chairman, Dinty Dickson Leach, are independent. All the members served for the whole of 2006. At the invitation of the Committee, the Director Finance, Manager Internal Audit of John Swire & Sons (H.K.) Limited, and representatives of the external auditors regularly attend its meetings. The Committee also meets regularly with the external auditors without the presence of company management.

The terms of reference of the Audit Committee follow the guidelines set out by the Hong Kong Institute of Certified Public Accountants and are available on the Company website.

The Audit Committee met three times in 2006 and in March 2007. Each meeting receives written reports from the external and internal auditors covering matters of significance arising from the work conducted since the previous meeting. The work of the Committee included the following matters:

- reviewing HAECO management's assessment of the effectiveness of its system of internal control including financial, operational and compliance controls. This assessment was based on completing control self assessment questionnaires.

- reviewing HAECO management's assessment of the effectiveness of its risk management functions. This involved the compilation of registers of the risks involved in managing the business and actively managing the mitigation of these risks. Registers are kept both for enterprise wide risks which are monitored by Executive Directors and for specific risks which are monitored by departmental managers.

- reviewing the 2005 annual, 2006 interim and annual financial statements.

- after reviewing the independence of the external auditors, PricewaterhouseCoopers and the policy on their conducting non-audit work, recommending their appointment to the Board, for the approval by shareholders. Approving the 2006 audit plan and the auditors' remuneration.

- approving the annual internal audit programme, reviewing progress against the programme and discussing matters arising. The Company's internal audit coverage is provided by a combination of its own internal section and visits by Swire Group Internal Audit.

- reviewing the Company's compliance with regulatory and statutory requirements;

Audit Committee meetings are usually held a few days before Board meetings with the results of the Audit Committee's work being reported to and considered at the Board meeting.

員於二零零六年全年任職。財務董事、香港太古集團有限公司內部審核部經理及外聘核數師代表應委員會邀請，定期出席委員會會議。委員會亦在公司管理層不在場的情況下，定期與外聘核數師會面。

審核委員會的職權範圍遵照香港會計師公會的指引訂定，並於公司網站登載。

審核委員會在二零零六年間及二零零七年三月共開會三次。每次會議均省覽外聘及內部核數師的書面報告，內容包括自上次會議日期後進行的工作所引出的重大事項。委員會的工作包括下列事宜：

- 檢討港機工程管理層就其內部監控制度（包括財務、營運及合規監控）的有效程度所作的評估。此評估乃根據監控自我評估問卷調查的結果而進行的；

- 檢討港機工程管理層就其風險管理職能的有效程度所作的評估。這包括編製管理業務所涉風險的紀錄冊，以及積極謀求減低該等風險。紀錄冊記錄企業風險及特定風險，企業風險由常務董事監控，特定風險則由部門經理監控；

- 檢討二零零五年報告書、二零零六年中期報告及二零零六年報告書的財務報表；

- 在檢討外聘核數師－羅兵咸永道會計師事務所及其進行非審核工作政策的獨立性後，向董事局提出委聘建議讓股東通過。通過二零零六年度審核計劃及核數師酬金；

- 通過年度內部審核計劃，檢討計劃進度及討論所引出的事項。公司的內部審核工作由本身的內部審核部門及由太古集團內部審核部進行視察而提供；及

- 檢討公司有否遵守規管及法律規定。

審核委員會會議通常於董事局會議召開前數天舉行，審核委員會的工作會在董事局會議上匯報並進行討論。

Remuneration Committee

The Remuneration Committee makes recommendations to the Board on the Company's policy and structure for remuneration of Directors and senior management. It comprises three Non-Executive Directors, two of whom – Dinty Dickson Leach and Lincoln Leong – are Independent Non-Executive Directors. It is chaired by Peter Johansen.

Under the Services Agreement between the Company and John Swire & Sons (H.K.) Limited which was considered in detail and approved by the Independent Non-Executive Directors of the Company, staff at various levels, including Executive Directors, are seconded to the Company. Those staff report to and take instructions from the Board of the Company but remain employees of the John Swire & Sons Limited ("Swire") group.

In order to be able to attract and retain international staff of suitable calibre, the Swire group provides a competitive remuneration package. This comprises salary, provident fund, housing, leave-passage and education allowances and, after three years' service, a bonus related to the profit of the overall Swire group. The payment of bonuses on a group-wide basis enables postings to be made to group companies with different profitability profiles.

Although the remuneration of these executives is not entirely linked to the profits of the Company, it is considered that, given the volatility of aviation related businesses, this has contributed considerably to the maintenance of a stable, motivated and high-calibre senior management team in the Company. Furthermore, as a substantial shareholder of the Company, it is in the best interest of Swire to see that executives of high quality are seconded to and retained within the Company.

A number of Directors and senior staff with specialist skills are employed directly by the Company on similar terms with the principal exception that their bonuses are paid by reference to the results of the Company alone.

The Remuneration Committee has reviewed this policy and the levels of remuneration paid to Executive Directors of the Company. At its meeting in November, the Committee considered a report prepared for it by Mercer Human Resource Consulting Limited, an independent firm of consultants, which confirmed that the remuneration of the Company's Executive Directors was in line with comparators in peer group companies. The Committee approved individual Directors' remuneration packages to be paid in respect of 2007.

薪酬委員會

薪酬委員會就公司有關董事及管理高層的薪酬政策及結構向董事局提出建議。委員會成員包括三名非常務董事，當中李德信及梁國權二人為獨立非常務董事。薪酬委員會由容漢新出任主席。

公司與香港太古集團有限公司訂立的服務協議已由公司的獨立非常務董事經慎重考慮後批核，根據該協議，包括常務董事在內的不同職級員工會被借調到公司工作。該等員工向公司的董事局匯報，並受其指派，但仍然是英國太古集團有限公司（「太古」）集團的僱員。

為了吸引及留住具有合適才幹的國際員工，太古集團提供具競爭力的薪酬福利，包括薪金、公積金、房屋津貼、休假旅費及教育津貼，以及服務滿三年可獲按太古集團整體溢利發放的花紅。按集團整體表現發放花紅，可將員工派駐到盈利能力不同的集團公司。

考慮到航空相關業務的表現反覆，該等行政人員的薪酬福利因而並未全然與公司的溢利掛鉤。雖然如此，但這措施已被認為在很大程度上有助公司維持一支既穩定、主動，又深具才幹的高層管理隊伍。此外，太古作為公司的主要股東，能將高質素的行政人員留住並借調到公司，亦符合其最大的利益。

多位具有專業才幹的董事及高層職員乃由公司以相若的條件直接聘用，惟主要分別是其花紅只參照公司的業績而發放。

薪酬委員會已就此政策及公司常務董事的薪酬水平進行檢討。在十一月召開的會議上，委員會研究一份由獨立顧問美世人力資源顧問有限公司編製的報告，該報告確認公司常務董事的薪酬與同類公司相若。委員會已批准二零零七年度發放予各董事的薪酬福利。

No Director takes part in any discussion about his own remuneration.

各董事並無參與有關其本身薪酬的任何討論。

The number of meetings held by the Board and Committees during the year and the attendance of Directors who are members of these bodies is set out in the table below.

董事局及各委員會於本年度間召開的會議次數及屬於該等委員會之董事的出席次數於下表開列。

Directors 董事		Meetings attended/held 會議出席次數/舉行次數 Board 董事局	Executive Committee 執行委員會	Audit Committee 審核委員會	Remuneration Committee 薪酬委員會
Executive Directors	**常務董事**				
Christopher Pratt	白紀圖	2/2			
Chan Ping Kit	陳炳傑	6/6	8/8		
Charles Bremridge	彭勵志	6/6	8/8		
Mark Hayman	馬海文	6/6	8/8		
J Robert Gibson	紀必信	6/6	8/8		
A Sathianathan	沙舒雅	3/3	7/8		
Non-Executive Directors	**非常務董事**				
David M Turnbull (Note)	唐寶麟 (附註)	4/4			
Derek Cridland	梁德基	6/6			
Martin Cubbon	郭鵬	2/2			
Davy Ho Cho Ying	何祖英	6/6	5/8		
Peter A Johansen	容漢新	6/6		3/3	3/3
Tony Tyler	湯彥麟	6/6	8/8		
Independent Non-Executive Directors	**獨立非常務董事**				
Bob Adams	羅安達	6/6			
Dinty Dickson Leach	李德信	5/6		3/3	3/3
Lincoln Leong Kwok Kuen	梁國權	5/6		3/3	2/3
Albert Lam	林光宇	3/3			
David Tong	唐子樑	3/3			

Note: David Turnbull was an Executive Director until 31st January 2006 and then served as non-executive Chairman until his resignation in August 2006.

附註：唐寶麟出任常務董事至二零零六年一月三十一日止，之後出任非常務主席至二零零六年八月辭任止。

External auditors

The remuneration of the Group's external auditors is HK$1.0 million for statutory audit fees as disclosed in note 4 to the accounts and HK$0.2 million for other assurance and tax advisory services. The auditor's statement regarding their reporting responsibilities is included in their audit report on page 32 .

外聘核數師

集團外聘核數師就提供賬目附註4所披露的法定核數費用為港幣一百萬元，就提供其他保證及稅務顧問服務的費用則為港幣二十萬元。核數師就其申報責任所作的聲明，載於第三十二頁的核數報告內。

Environment

The Group closely monitors the impact of its operations on the environment and makes every effort to reduce the extent of this impact. Its facilities incorporate systems to minimise the effect of effluents on the environment. It has an ongoing programme to reduce energy and resource usage, and to recycle waste where practicable. During 2006 it published its second comprehensive environmental report on its Hong Kong operations which is available on its website. It also participated in a Swire group study on greenhouse gas emissions.

環境保護

集團密切監控其業務對環境造成的影響，並致力減低其影響程度。其設施已設置多套環保系統，務求減低污水及廢氣對環境造成的影響。集團已制定持續的計劃，以減少能源及資源的使用量，並在可行的情況下循環再用廢料。在二零零六年，集團就其香港業務發表了第二份詳盡的環保報告，並登載於集團網站內。集團亦有參與太古集團就溫室氣體排放所進行的研究。

Health and Safety

The Group is committed to conducting its business in a manner which protects the health and safety of its employees, customers, business associates and the general public. Its safety management system includes setting targets and monitoring performance. Extensive safety training is carried out and safety audits are conducted annually to ensure statutory requirements are met and to improve safety management performance.

健康及安全

集團致力在營運業務之時，保障僱員、客戶、業務夥伴及大眾的健康與安全。其安全管理制度包括設定目標及監控表現。集團每年均進行廣泛的安全培訓及安全審核，以確保能符合法例規定和改進安全管理表現。

Staff and Human Resources

The Group's headcount was:

員工及人力資源

集團的僱員人數如下：

	2006	2005	Change 變幅 %	
HAECO	**4,356**	3,757	16	港機工程
TAECO	**4,098**	2,945	39	廈門太古飛機工程公司
HAESL	**805**	750	7	香港航空發動機維修服務公司
Other jointly controlled companies in which HAECO and TAECO own more than 20%	**859**	731	18	港機工程及廈門太古飛機工程公司持有超過兩成權益的其他共控公司
	10,118	8,183	24	

Community Relations

During the year the HAECO Group and its staff made donations of HK$3.3 million. This included HK$3.1 million to Hong Kong charities through the Swire Group Charitable Trust, HK$100,000 from TAECO for typhoon relief and HK$92,000 raised in the 24-hour Pedal Kart Grand Prix for charitable causes in Hong Kong. TAECO continues to support a scholarship fund for Xiamen University and sponsored a new primary school.

HAECO is an active member of the Hong Kong International Airport community. It co-operates with the Airport Authority to promote safety and environmental protection at the airport and makes presentations to overseas delegations.

社區關係

年內港機工程集團及其員工共捐款港幣三百三十萬元。這包括透過太古集團慈善信託基金捐贈港幣三百一十萬元予香港多個慈善團體、廈門太古飛機工程公司捐出港幣十萬元作颱風賑災，以及捐出參加二十四小時慈善腳踏車大賽所籌得款項港幣九萬二千元作為香港慈善用途。廈門太古飛機工程公司繼續資助廈門大學一項獎學金，並資助興建一所新的小學。

港機工程積極參與香港國際機場社區的事務。公司與香港機場管理局合作推廣機場安全及環保，並向海外代表團進行推介。

DIRECTORS AND OFFICERS
董事及要員

Executive Directors

Christopher Dale PRATT +, CBE, aged 50, has been Chairman and a Director of the Company since August 2006. He is also Chairman of John Swire & Sons (H.K.) Limited, Swire Pacific Limited and Cathay Pacific Airways Limited, and a Director of Swire Properties Limited, The Hongkong and Shanghai Banking Corporation Limited and Air China Limited. He joined the Swire group in 1978 and in addition to Hong Kong has worked with the group in Australia and Papua New Guinea.

CHAN Ping Kit, aged 61, has been Deputy Chairman and Chief Executive Officer since August 2001. He first joined the Company in 1966 and resigned as Deputy Chief Engineer (Maintenance) in June 1990. He rejoined in December 1992 as General Manager (Base Maintenance & China Operations) and was appointed a Director in November 1993 and Managing Director in July 1998. He reached normal retirement age in October 2005 and has contracted to work for the Company for a term of three years until 31st October 2008.

John Charles Godfrey BREMRIDGE +, aged 50, has been Chief Operating Officer since September 2004. He joined the Swire group in November 1985 and in addition to Hong Kong, has worked with the group in the United Kingdom, Japan, Australia, Korea and Bahrain. He was Regional Manager Middle East, India & Africa of Cathay Pacific Airways Limited before joining the Company.

John Robert GIBSON, aged 54, has been Director Finance since September 2005. He joined the Swire group in March 1980 and was transferred to employment by the Company as its Financial Controller in November 1984. He was seconded to Swire Pacific Limited from 1992 until August 2005. He has resigned as a Director with effect from 7th March 2007.

Mark HAYMAN, aged 46, joined the Company in October 2001 and has been Director Engineering since February 2002. He was previously General Manager Engineering Planning and Technical Supplies of Cathay Pacific Airways Limited. He joined the Swire group in 1987.

Michelle LOW Mei Shuen +, aged 46, was appointed an Executive Director on 6th March 2007 and will become Director Finance on 7th March 2007. She was previously Finance Director of Swire Pacific Limited – Trading & Industrial Division, and The China Navigation Company Limited. She joined the Swire group in August 1987.

Mohan Joseph Ashokumar SATHIANATHAN, aged 59, has been Director Commercial since May 2006. He first joined the Company in 1987 and resigned in 1989. He rejoined the Company in 1992 and was appointed General Manager in August 1998. He was Executive General Manager (Commercial) prior to his appointment as Director Commercial.

常務董事

白紀圖 +，CBE，現年五十歲，自二零零六年八月起出任公司主席兼董事，現亦擔任香港太古集團有限公司、太古股份有限公司及國泰航空有限公司主席，以及太古地產有限公司、香港上海滙豐銀行有限公司及中國國際航空股份有限公司董事。一九七八年加入太古集團，除香港外，曾於該集團的澳洲及巴布亞新畿內亞辦事處工作。

陳炳傑，現年六十一歲，自二零零一年八月起出任副主席兼行政總裁。一九六六年首次加入公司，一九九零年六月離職，當時為副總工程師 (維修)，一九九二年十二月再次加入公司出任總經理 (基地維修及中國業務)，一九九三年十一月獲委任為董事，一九九八年七月獲委任為董事總經理。陳先生於二零零五年十月達正常退休年齡，並已簽訂合約再為公司服務三年，至二零零八年十月三十一日止。

彭勵志 +，現年五十歲，自二零零四年九月起出任營運總裁。一九八五年十一月加入太古集團，除香港外，曾駐該集團的英國、日本、澳洲、韓國及巴林辦事處。在加入公司前，為國泰航空有限公司中東、印度及非洲地區經理。

紀必信，現年五十四歲，於二零零五年九月獲委任為財務董事。一九八零年三月加入太古集團，一九八四年十一月調任公司財務總監。由一九九二年至二零零五年八月借調至太古股份有限公司，二零零七年三月七日起正式退任董事。

馬海文，現年四十六歲，於二零零一年十月加入公司，並自二零零二年二月起出任工程董事。曾為國泰航空有限公司工程策劃及技術供應總經理。於一九八七年加入太古集團。

劉美璇 +，現年四十六歲，於二零零七年三月六日獲委任為常務董事，並將於二零零七年三月七日出任財務董事。之前任職太古股份有限公司貿易及實業部及太古輪船有限公司財務董事。於一九八七年八月加入太古集團。

沙舒雅，現年五十九歲，自二零零六年五月起出任商務董事。曾於一九八七年加入公司，一九八九年離職。其後於一九九二年再次加入公司，並於一九九八年八月獲委任為總經理。獲委任為商務董事前，擔任行政總經理（商務）。

Non-Executive Directors

Martin CUBBON +, aged 49, has been a Director of the Company since August 2006. He is also Finance Director of Swire Pacific Limited and a Director of John Swire & Sons (H.K.) Limited, Swire Properties Limited and Cathay Pacific Airways Limited. He joined the Swire group in 1986.

Christopher Patrick GIBBS, aged 45, has been a Director of the Company since January 2007. He is also Engineering Director of Cathay Pacific Airways Limited and a Director of Hong Kong Aero Engine Services Limited. He joined Cathay Pacific Airways Limited in 1992.

Davy HO Cho Ying +, aged 59, has been a Director of the Company since September 1999. He joined the Swire group in 1970 and has worked with the group in Hong Kong and Taiwan. He is also a Director of Swire Pacific Limited, Cathay Pacific Airways Limited and John Swire & Sons (H.K.) Limited.

Peter Andre JOHANSEN #*+, aged 64, has been a Director of the Company since July 1984 and is Chairman of the Remuneration Committee. He joined the Swire group in 1973 and has worked with the group in Hong Kong and Japan. He is also a Director of John Swire & Sons Limited and Swire Pacific Limited.

Antony Nigel TYLER +, aged 51, has been a Director of the Company since December 1996. He joined the Swire group in 1977 and, in addition to Hong Kong, has worked with the group in Australia, the Philippines, Canada, Japan, Italy and United Kingdom. He was appointed Chief Operating Officer of Cathay Pacific Airways Limited in January 2005. He is also Chairman of AHK Air Hong Kong Limited and a Director of John Swire & Sons (H.K.) Limited and Hong Kong Dragon Airlines Limited.

Independent Non-Executive Directors

Robert Ernest ADAMS, aged 63, has been a Director of the Company since October 2004. He is the Managing Director of LF Asia Investments Limited, a member of the Li & Fung group. He previously was an Executive Director of CITIC Pacific Limited.

James Seymour DICKSON LEACH #*, aged 61, has been a Director of the Company since July 1986 and is Chairman of the Audit Committee. He is a Director of CLP Holdings Limited and of China Construction Bank (Asia) Corporation Limited.

非常務董事

郭鵬 +，現年四十九歲，自二零零六年八月起出任公司董事。現亦擔任太古股份有限公司財務董事，以及香港太古集團有限公司、太古地產有限公司及國泰航空有限公司董事。於一九八六年加入太古集團。

簡柏基，現年四十五歲，自二零零七年一月起出任公司董事。現亦擔任國泰航空有限公司工務董事及香港航空發動機維修服務有限公司董事。於一九九二年加入國泰航空有限公司。

何祖英 +，現年五十九歲，自一九九九年九月起出任公司董事。一九七零年加入太古集團，曾在該集團的香港及台灣辦事處工作。現亦擔任太古股份有限公司、國泰航空有限公司及香港太古集團有限公司董事。

容漢新 #*+，現年六十四歲，自一九八四年七月起出任公司董事，並為薪酬委員會主席。一九七三年加入太古集團，曾駐該集團的香港及日本辦事處。此外亦為英國太古集團有限公司及太古股份有限公司董事。

湯彥麟 +，現年五十一歲，自一九九六年十二月起出任公司董事。一九七七年加入太古集團，除香港外，曾駐該集團的澳洲、菲律賓、加拿大、日本、意大利及英國辦事處。於二零零五年一月獲委任為國泰航空有限公司常務總裁，亦為香港華民航空有限公司主席及香港太古集團有限公司與港龍航空有限公司董事。

獨立非常務董事

羅安達，現年六十三歲，自二零零四年十月起出任公司董事。現為利豐集團旗下利豐投資(亞洲)有限公司董事總經理，曾任中信泰富有限公司執行董事。

李德信 #*，現年六十一歲，自一九八六年七月起出任公司董事，為審核委員會主席，亦為中電控股有限公司及中國建設銀行(亞洲)股份有限公司董事。

Albert LAM Kwong Yu, SBS, aged 62, has been a Director of the Company since May 2006. He had more than 41 years of service with the Government of the Hong Kong Special Administrative Region and had been Director-General of Civil Aviation since October 1998 until his retirement in April 2004. He is a Non-Executive Director of Lei Shing Hong Limited and an Executive Director of New World First Bus Services Limited.

Lincoln LEONG Kwok Kuen #*, aged 46, has been a Director of the Company since March 2003. He is also Finance Director of MTR Corporation Limited and a Non-Executive Director of Tai Ping Carpets International Limited.

David TONG Chi Leung, aged 36, has been a Director of the Company since May 2006. He is also a Director of Sir Elly Kadoorie & Sons Limited, Director of CLP Power Hong Kong Limited, Deputy Chairman of Hong Kong Business Aviation Centre Limited and a Non-Executive Director of Tai Ping Carpets International Limited.
Alternate: The Hon. Sir Michael David KADOORIE

Executive Officers

Merlin Bingham SWIRE +, aged 33, was appointed Director and Chief Executive Officer of Taikoo (Xiamen) Aircraft Engineering Company Limited, a subsidiary of the Company incorporated in the People's Republic of China, in May 2006. He joined the Swire group in 1997.

John CHI Tin Mong, aged 62, joined the Company in 1962. He was appointed Director and Chief Operating Officer of Taikoo (Xiamen) Aircraft Engineering Company Limited, a subsidiary of the Company incorporated in the People's Republic of China, in September 1996. He reached normal retirement age in August 2004 and has contracted to work for the Company, until 30th September 2008.

Secretary

David FU Yat Hung +, aged 43, has been Company Secretary since January 2006. He joined the Swire group in 1988.

林光宇，SBS，現年六十二歲，自二零零六年五月起出任公司董事，曾為香港特別行政區政府工作逾四十一年，自一九九八年十月起擔任民航處處長，至二零零四年四月退休。為利星行有限公司非執行董事及新世界第一巴士服務有限公司執行董事。

梁國權 #*，現年四十六歲，自二零零三年三月起出任公司董事，現亦擔任地鐵有限公司財務董事及太平地氈國際有限公司非執行董事。

唐子樑， 現年三十六歲，自二零零六年五月起出任公司董事，亦為嘉道理父子有限公司董事、中華電力有限公司董事、香港商用航空中心有限公司副主席及太平地氈國際有限公司非執行董事。
代董事：米高嘉道理爵士

行政人員

施銘倫 +，現年三十三歲，於二零零六年五月獲委任為公司於中華人民共和國註冊成立的附屬公司廈門太古飛機工程有限公司的董事兼行政總裁。於一九九七年加入太古集團。

遲天孟，現年六十二歲，於一九六二年加入公司。一九九六年九月獲委任為公司於中華人民共和國註冊成立的附屬公司廈門太古飛機工程有限公司的董事兼營運總裁。遲先生於二零零四年八月達正常退休年齡，並已簽訂合約繼續為公司服務，至二零零八年九月三十日止。

公司秘書

傅溢鴻 +，現年四十三歲，自二零零六年一月起出任公司秘書。於一九八八年加入太古集團。

Notes:
Member of the Audit Committee
* Member of the Remuneration Committee
+ Employee of the John Swire & Sons Limited group

附註：
審核委員會成員
* 薪酬委員會成員
+ 英國太古集團有限公司集團僱員

The Directors submit their report and the audited accounts for the year ended 31st December 2006, which are set out on pages 33 to 63. Details of the following items are set out in the accounts as follows:

董事局謹提呈截至二零零六年十二月三十一日止年度的報告書及經審核賬目。該等賬目詳列於第三十三頁至第六十三頁。有關下述各項內容的詳情按以下頁數載於賬目內：

				Page 頁數
Results 業績	Consolidated profit and loss account	綜合損益賬		33
Principal activities 主要業務	Note 1	附註1		38
Interest 利息	Note 7	附註7		41
Dividends 股息	Note 10	附註10		42
Property, plant and equipment 物業、廠房及設備	Note 12	附註12		43-44
Share capital 股本	Note 19	附註19		52
Reserves 儲備	Note 20	附註20		52
Commitments and contingencies 承擔及或有事項	Notes 24 and 25	附註24及25		55
Continuing connected transactions 持續關連交易	Note 26	附註26		56-57

Ten-year financial summary

A ten-year financial summary of the results and of the assets and liabilities of the Group is shown on pages 4 and 5.

十年財務概要

集團的業績、資產及負債十年財務概要載於第四頁及第五頁。

Donations

During the year the Company and its subsidiary companies made donations for charitable purposes totalling HK$3.3 million.

捐款

年內公司及其附屬公司的慈善捐款共達港幣三百三十萬元。

Agreement for services

The Company has an agreement for services with John Swire & Sons (H.K.) Limited ("JSSHK"), the particulars of which are set out in the section on continuing connected transactions.

As directors/employees of the John Swire & Sons Limited ("Swire") group, Charles Bremridge, Martin Cubbon, Davy Ho, Peter. Johansen, Michelle Low, Christopher Pratt and Tony Tyler are interested in the JSSHK Services Agreement (as defined below) and in the case of Peter Johansen also as a shareholder. David Turnbull was interested as director and employee of the Swire group until 31st January 2006.

Particulars of the fees paid and expenses reimbursed for the year ended 31st December 2006 are set out in note 26 to the accounts.

服務協議

公司與香港太古集團有限公司（「香港太古集團」）訂立一份服務協議，協議詳情載於有關持續關連交易的章節內。

彭勵志、郭鵬、何祖英、容漢新、劉美璇、白紀圖及湯彥麟作為英國太古集團有限公司(「太古」)集團董事/僱員，在香港太古集團服務協議 (定義如下所述) 中有利益關係，而容漢新同時亦為股東。唐寶麟作為太古集團董事及僱員有利益關係，直至二零零六年一月三十一日止。

截至二零零六年十二月三十一日止年度的已付費用及代支費用於賬目附註26列述。

Major customers and suppliers (significant contracts)

68.5% of sales and 46.3% of purchases during the year were attributable to the Group's five largest customers and suppliers respectively. 41.0% of sales were made to the Group's largest customer, Cathay Pacific Airways Limited ("CX") and its wholly owned subsidiary Hong Kong Dragon Airlines Limited ("KA"), while 24.5% of purchases were from the largest supplier, Aero-Inventory (U.K.) Limited which is a wholly owned subsidiary of Aero Inventory plc.

In respect of the Company's transactions with CX and KA:

- CX and its controlling shareholder Swire Pacific Limited are interested as substantial shareholders of the Company;
- Derek Cridland was interested as shareholder, director and employee of CX;
- Charles Bremridge, J Robert Gibson and Michelle Low as shareholders of CX;
- Christopher Gibbs as employee of CX;
- Martin Cubbon, Davy Ho and Christopher Pratt and David Turnbull as directors of CX;
- Tony Tyler as shareholder and director of CX; and
- In respect of the Company's transactions with KA prior to it becoming a wholly owned subsidiary of CX in September 2006, CX and Swire Pacific Limited were interested as shareholders of KA and Tony Tyler as a director of KA.

Save as disclosed above, no Director, any of their associates or any shareholder who, to the knowledge of the Directors, owns more than 5% of the Company's issued share capital (other than in respect to CX) has an interest in the customers or suppliers disclosed above.

Connected transaction

On 16th November 2006, the Company and its subsidiary Taikoo (Xiamen) Aircraft Engineering Company Limited ("TAECO") entered into a joint venture contract with CX, Japan Airlines International Company Limited ("JAL"), Shaanxi Liaoyuan Hydraulic System Company Limited ("Liaoyuan"), Xiamen Aviation Industry Company Limited ("Xiamen Aviation Industry") and Xian Aircraft International Company Limited ("Xian Aircraft") for the establishment of Taikoo (Xiamen) Landing Gear Services Co., Ltd. ("Joint Venture Company") in Xiamen for provision of repair, overhaul and support services of landing gears of civil aircraft at Xiamen Airport.

主要顧客及供應商（重要合約）

年內，集團的五大客戶及供應商分別佔公司銷售額百分之六十八點五及採購額百分之四十六點三。集團的最大客戶國泰航空有限公司（「國泰航空」）及其全資附屬公司港龍航空有限公司（「港龍航空」）佔公司銷售額百分之四十一，而百分之二十四點五的採購額則來自最大供應商Aero-Inventory (U.K.) Limited，該公司乃Aero Inventory plc 的全資附屬公司。

就公司與國泰航空及港龍航空的交易：

- 國泰航空及其控股股東太古股份有限公司作為公司主要股東有利益關係；
- 梁德基作為國泰航空股東、董事及僱員有利益關係；
- 彭勵志、紀必信及劉美璇作為國泰航空股東有利益關係；
- 簡柏基作為國泰航空僱員有利益關係；
- 郭鵬、何祖英、白紀圖及唐寶麟作為國泰航空董事有利益關係；
- 湯彥麟作為國泰航空股東及董事有利益關係；及
- 就公司與港龍航空在港龍航空成為國泰航空全資附屬公司前所達成的交易，國泰航空與太古股份有限公司作為港龍航空股東有利益關係，而湯彥麟作為港龍航空董事亦有利益關係。

除上述所披露外，各董事、其聯繫人士或任何據董事局所知擁有逾百分之五公司已發行股本的股東(國泰航空除外)，均無持有在上文披露的客戶或供應商的權益。

關連交易

公司及其附屬公司廈門太古飛機工程有限公司（「廈門太古飛機工程」）於二零零六年十一月十六日，與國泰航空、日本航空有限公司（「日航」）、陝西燎源液壓股份有限公司（「燎源」）、廈門航空工業有限公司（「廈門航空工業」）及西安飛機國際航空製造股份有限公司（「西安飛機」）簽訂合資合同，於廈門成立廈門太古起落架維修服務有限公司（「合資公司」），在廈門機場為民用飛機提供起落架修理、大修及支援服務。

The financing structure of the Joint Venture Company is as follows:-

合資公司的融資結構如下：

Joint Venture Party 合資方	Capital Contribution (US$) 出資額 (美元)	Shareholder's Loan (Maximum Amount) (US$) 股東貸款 (最高貸款額) (美元)	Shareholding Percentage 股權百分比	
The Company	6,972,780	5,506,940	50.2%	公司
TAECO	1,666,800	1,316,400	12.0%	廈門太古飛機工程
CX	1,375,110	1,086,030	9.9%	國泰航空
JAL	1,375,110	1,086,030	9.9%	日航
Liaoyuan	694,500	548,500	5.0%	燎源
Xiamen Aviation Industry	1,111,200	877,600	8.0%	廈門航空工業
Xian Aircraft	694,500	548,500	5.0%	西安飛機
Total	13,890,000	10,970,000	100.0%	總額

Total capital contribution	13,890,000	出資總額
Total shareholders' loan	10,970,000	股東貸款總額
Bank loan financing	16,640,000	銀行貸款融資
Total investment	41,500,000	投資總額

As CX and Xiamen Aviation Industry are respectively substantial shareholders of the Company and its subsidiary TAECO and hence connected persons of the Company, the transaction under the joint venture contract constituted a connected transaction of the Company, in respect of which an announcement dated 16th November 2006 was published.

由於國泰航空及廈門航空工業分別為公司及其附屬公司廈門太古飛機工程的主要股東，因而為公司的關連人士，因此根據合資合同進行的交易構成公司的關連交易。公司已於二零零六年十一月十六日刊發有關公告。

Continuing connected transactions

The Independent Non-Executive Directors, who are not interested in any connected transactions with the Group, have reviewed and confirmed that the continuing connected transactions as set out in note 26 have been entered into by the Group:

(a) in the ordinary and usual course of business of the Group;
(b) either on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Group than terms available to or from (as appropriate) independent third parties; and
(c) in accordance with the relevant agreement governing them on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

持續關連交易

在集團進行的關連交易中並無任何利益關係的獨立非常務董事，已審核並確認賬目附註26列述的持續關連交易乃集團按以下原則訂立：

(a) 該等交易為集團的日常業務；
(b) 該等交易按照一般商務條款進行，或若可供比較的交易不足以判斷該等交易的條款是否屬一般商務條款，則對集團而言，該等交易的條款不遜於獨立第三者可取得或提供（視屬何情況而定）的條款；及
(c) 該等交易是根據有關協議的條款而進行，交易條款乃公平合理，並且符合公司股東的整體利益。

The Auditors of the Company have also reviewed these transactions and confirmed to the Board that:

(a) they have been approved by the Board of the Company;
(b) they are in accordance with the pricing policies of the Group (if the transactions involve provision of goods or services by the Group);
(c) they have been entered into in accordance with the relevant agreements governing the transactions; and
(d) they have not exceeded the relevant annual caps disclosed in previous announcements, except for the continuing connected transactions with AHK Air Hong Kong Limited for the year ended 31st December 2006.

Directors

The names of the present Directors are listed on pages 23 to 25. Christopher Pratt was appointed Chairman and a Director on 9th August 2006. Albert Lam, Ashok Sathianathan and David Tong were appointed on 10th May 2006. Martin Cubbon and Christopher Gibbs were appointed on 9th August 2006 and 1st January 2007 respectively. Michelle Low was appointed on 6th March 2007. All the remaining Directors served throughout the year and still hold office at the date of this report. In addition, David Turnbull served as Chairman and a Director until his resignation with effect from 9th August 2006; Derek Cridland served as a Director until his resignation on 31st December 2006. J Robert Gibson has tendered his resignation as a Director with effect from 7th March 2007.

Christopher Gibbs served as Alternate Director to Derek Cridland until 31st December 2006. The Hon. Sir Michael Kadoorie served as Alternate Director to Dinty Dickson Leach until 31st December 2006 and as Alternate Director to David Tong with effect from 1st January 2007.

Article 93 of the Company's Articles of Association provides for all Directors to retire at the third Annual General Meeting following their election by ordinary resolution. In accordance therewith Peter Johansen retires at the forthcoming Annual General Meeting of the Company and, being eligible, offers himself for re-election. Martin Cubbon, Christopher Gibbs, Albert Lam, Michelle Low, Christopher Pratt, Ashok Sathianathan and David Tong, having been appointed to the Board under Article 91 since the last Annual General Meeting, also retire and offer themselves for election.

Each of the Directors has entered into a letter of appointment, which constitutes a service contract, with the Company for a term of up to three years until his retirement under Article 91 or Article 93 of the Articles of Association of the Company, which will be renewed for a term of three years upon each election/re-election. No Director has a service contract with the Company that is not determinable by the employer within one year without payment of compensation (other than statutory compensation).

公司核數師亦已審核該等交易，並向董事局確認：

(a) 該等交易已獲得公司董事局批准；
(b) 該等交易乃按照集團的定價政策而進行 (如交易涉及由集團提供貨品及服務)；
(c) 該等交易乃根據規限有關交易的協議而進行；及
(d) 該等交易並無超逾之前刊發的公告所披露的有關年度上限，與華民航空截至二零零六年十二月三十一日止年度的持續關連交易則除外。

董事

現任董事的姓名列於第二十三頁至第二十五頁。白紀圖於二零零六年八月九日獲委任為主席兼董事。林光宇、沙舒雅及唐子樑於二零零六年五月十日獲委任。郭鵬及簡柏基分別於二零零六年八月九日及二零零七年一月一日獲委任。劉美璇於二零零七年三月六日獲委任。其餘所有董事皆於年內全年任職，並於本報告書公佈的日期仍然在任。此外，唐寶麟任職主席兼董事直至二零零六年八月九日其呈辭生效為止；梁德基任職董事直至二零零六年十二月三十一日退任。紀必信退任董事，由二零零七年三月七日生效。

簡柏基出任梁德基代董事，直至二零零六年十二月三十一日。米高嘉道理爵士則出任李德信代董事，直至二零零六年十二月三十一日，並由二零零七年一月一日起，出任唐子樑的代董事。

根據公司章程第九十三條，所有董事在通過普通決議案獲選後，均須於第三屆股東週年大會上告退。根據上述規定，容漢新於公司即將召開的股東週年大會告退，但因符合資格願意候選連任。郭鵬、簡柏基、林光宇、劉美璇、白紀圖、沙舒雅及唐子樑根據第九十一條於上屆股東週年大會後獲委任為董事，亦於本年告退並願候選連任。

各董事均與公司訂有一份聘書，該聘書構成服務合約，合約年期最多為三年，直至有關董事根據公司章程第91或93條退任為止，屆時可通過選舉/重選按次續約三年。各董事均無與公司訂有不可由僱主免付賠償金 (法定的賠償金除外) 而於一年內終止的服務合約。

Fees totalling HK$0.6 million were paid to the Independent Non-Executive Directors during the year; they received no other emoluments from the Company or any of its subsidiary companies.

年內支付予獨立非常務董事的袍金總計港幣六十萬元；他們並無自公司或其任何附屬公司收取其他酬金。

Directors' interests

At 31st December 2006, the register maintained under Section 352 of the Securities and Futures Ordinance ("SFO") showed that the following Directors held beneficial interests in the shares of Hong Kong Aircraft Engineering Company Limited and Taikoo (Xiamen) Aircraft Engineering Company Limited, its associated corporation (within the meaning of Part XV of the SFO):

董事權益

於二零零六年十二月三十一日，根據證券及期貨條例第三百五十二條須設立的名冊內所登記，董事在香港飛機工程有限公司及其相聯法團（定期見證券及期貨條例第XV部）廈門太古飛機工程有限公司的股份中持有以下實益：

Hong Kong Aircraft Engineering Company Limited 香港飛機工程有限公司	Capacity 持有身份	No. of shares 股份數目	Percentage of issued capital (%) 佔已發行股本百分比(%)	Note 附註
The Hon. Sir Michael Kadoorie (Alternate Director) 米高嘉道理爵士(代董事)	Trust 信託	3,782,886	2.27	1
J Robert Gibson 紀必信	Personal 個人	28,000	0.02	-
Dinty Dickson Leach 李德信	Personal 個人	124,800	0.08	-
David Tong 唐子樑	Personal 個人	20,000	0.01	-

Taikoo (Xiamen) Aircraft Engineering Company Limited 廈門太古飛機工程有限公司	Capacity 持有身份	Percentage of issued capital (%) 佔已發行股本百分比(%)	Note 附註
P.K. Chan 陳炳傑	Controlled corporation 受控法團	2.00	2

Notes
1. The Hon. Sir Michael Kadoorie is one of the beneficiaries and the founder of a discretionary trust which ultimately holds these shares.
2. The shares are held by Kin Kuen Development Company Limited in which P.K. Chan holds a 30% interest.

附註
1. 米高嘉道理爵士是最終持有此等股份的酌情信託的其中一位受益人及創立人。
2: 股份由陳炳傑持有三成權益的建群發展有限公司持有。

Other than as stated above, no Director or Chief Executive of the Company had any interest or short position, whether beneficial or non-beneficial, in the shares or underlying shares and debentures of the Company or any of its associated corporations, if any (within the meaning of Part XV of the SFO).

除上述外，公司的董事或行政總裁並無在公司或其任何相聯法團（如有，定義見證券及期貨條例第XV部）的股份或相關股份及債券中擁有任何實益或非實益的權益或淡倉。

Neither during nor prior to the year under review has any right been granted to, or exercised by, any Director of the Company, or to or by the spouse or minor child of any Director, to subscribe for shares, warrants or debentures of the Company.

在本年度內或之前，公司的任何董事或其配偶或未成年子女並無獲授權或行使權利，以認購公司股份、認股權證或債券。

At no time during the year did any Director, other than as stated in this report, have a beneficial interest, whether directly or indirectly, in a contract to which the Company, or any of its associated corporations was a party, which was of significance and in which the Director's interest was material.

在本年度任何期間內，除在此報告內所述外，公司或其任何相聯法團所簽訂的重要合約，概無董事在其中直接或間接擁有重大實益。

At no time during the year was the Company, or any of its associated corporations, a party to any arrangements to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

在本年度任何期間內，公司或其任何相聯法團，概無任何安排使公司董事得以購買公司或其他法人團體的股份或債券而獲得利益。

Directors' interests in competing business

None of the Directors and their respective associates has any competing interests which need to be disclosed pursuant to Rule 8.10 of the Listing Rules.

董事於競爭性業務的權益

公司的董事及其各自的聯繫人士並無在任何競爭性業務中，擁有根據上市規則第8.10條規定須予披露的權益。

Substantial shareholders' and other interests

The register of interests in shares and short positions maintained under Section 336 of the SFO shows that at 31st December 2006 the Company had been notified of the following interests in the shares of the Company held by substantial shareholders and other persons:

主要股東權益及其他權益

根據證券及期貨條例第三百三十六條須設立的股份及淡倉權益名冊所載，於二零零六年十二月三十一日，公司已獲主要股東及其他人等通知於公司的股份持有以下權益：

	Number of shares 股份數目	Percentage of issued capital (%) 已發行股本百分比(%)	Type of interest (notes) 權益類別 (附註)
1. Cathay Pacific Airways Limited 國泰航空有限公司	45,649,686	27.45	Beneficial owner 實益擁有人
2. Swire Pacific Limited 太古股份有限公司	99,957,903	60.10	Beneficial owner and attributable interest[1] 實益擁有人及應佔權益[1]
3. John Swire & Sons Limited 英國太古集團有限公司	99,957,903	60.10	Attributable interest[2] 應佔權益[2]
4. Marathon Asset Management Limited	11,603,130	6.98	Investment manager 投資經理

Notes: At 31st December 2006:

(1) Swire Pacific Limited was interested in 54,308,217 shares of the Company as beneficial owner and was also deemed to be interested in the 45,649,686 shares of the Company directly held by Cathay Pacific Airways Limited by virtue of Swire Pacific Limited's approximately 39.95% interest in Cathay Pacific Airways Limited;

(2) John Swire & Sons Limited ("Swire") and its wholly owned subsidiary JSSHK are deemed to be interested in the 99,957,903 shares of the Company, in which Swire Pacific Limited was interested, by virtue of the Swire group's direct or indirect interests in shares of Swire Pacific Limited representing approximately 32.65% of the issued share capital and approximately 54.35% of the voting rights.

附註：於二零零六年十二月三十一日：

(1) 太古股份有限公司作為實益擁有人持有公司54,308,217股股份權益，亦因太古股份有限公司擁有國泰航空有限公司約百分之三十九點九五權益，而被視作持有公司45,649,686股直接由國泰航空有限公司持有的股份權益；

(2) 因英國太古集團有限公司(「太古」)直接或間接擁有太古股份有限公司股份權益，即約百分之三十二點六五已發行股本及約百分之五十四點三五投票權，而太古股份有限公司擁有公司權益，太古及其全資附屬公司香港太古集團被視作持有公司 99,957,903股股份權益。

Auditors

A resolution for the re-appointment of PricewaterhouseCoopers as Auditors of the Company is to be proposed at the forthcoming Annual General Meeting.

核數師

在即將舉行的股東週年大會上，將動議通過再聘請羅兵咸永道會計師事務所為公司核數師的決議案。

By order of the Board

Christopher Pratt
Chairman
Hong Kong, 6th March 2007

承董事局命

主席
白紀圖
香港，二零零七年三月六日

To the shareholders of Hong Kong Aircraft Engineering Company Limited
(incorporated in Hong Kong with limited liability)

We have audited the consolidated financial statements of Hong Kong Aircraft Engineering Limited (the "Company") set out on pages 33 to 63, which comprise the consolidated and Company balance sheets as at 31st December 2006, and the consolidated profit and loss account, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' responsibility for the financial statements

The directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion the consolidated financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31st December 2006 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 6th March 2007

致香港飛機工程有限公司股東
(於香港註冊成立的有限公司)

本核數師(以下簡稱「我們」)已審核列載於第三十三至六十三頁香港飛機工程有限公司的綜合財務報表，此綜合財務報表包括於二零零六年十二月三十一日的綜合及公司資產負債表與截至該日止年度的綜合損益賬、綜合權益變動表和綜合現金流量表，以及主要會計政策概要及其他附註解釋。

董事就財務報表須承擔的責任

董事須負責根據香港會計師公會頒佈的香港財務報告準則及香港《公司條例》編製及真實而公平地列報該等財務報表。這責任包括設計、實施及維護與編製及真實而公平地列報財務報表相關的內部控制，以使財務報表不存在由於欺詐或錯誤而導致的重大錯誤陳述；選擇和應用適當的會計政策；及按情況下作出合理的會計估計。

核數師的責任

我們的責任是根據我們的審核對該等財務報表作出意見並按照香港《公司條例》第141條僅向整體股東報告，除此之外本報告別無其他目的。我們不會就本報告的內容向任何其他人士負上或承擔任何責任。

我們已根據香港會計師公會頒佈的香港審計準則進行審核。這些準則要求我們遵守道德規範，並規劃及執行審核，以合理確定此等財務報表是否不存有任何重大錯誤陳述。

審核涉及執行程序以獲取有關財務報表所載金額及披露資料的審核憑證。所選定的程序取決於核數師的判斷，包括評估由於欺詐或錯誤而導致財務報表存有重大錯誤陳述的風險。在評估該等風險時，核數師考慮與該公司編製及真實而公平地列報財務報表相關的內部控制，以設計適當的審核程序，但並非為對公司的內部控制的效能發表意見。審核亦包括評價董事所採用的會計政策的合適性及所作出的會計估計的合理性，以及評價財務報表的整體列報方式。

我們相信，我們所獲得的審核憑證是充足和適當地為我們的審核意見提供基礎。

意見

我們認為，該等綜合財務報表已根據香港財務報告準則真實而公平地反映公司及集團於二零零六年十二月三十一日的事務狀況及集團截至該日止年度的利潤及現金流量，並已按照香港《公司條例》妥為編製。

羅兵咸永道會計師事務所
執業會計師

香港，二零零七年三月六日

CONSOLIDATED PROFIT AND LOSS ACCOUNT

綜合損益賬

for the year ended 31st December 2006 截至二零零六年十二月三十一日止年度

(in HK$ Million)	Note 附註	2006	2005	(港幣百萬元)
Turnover		**3,844**	3,121	營業總額
Operating expenses:				營業開支：
Staff remuneration and benefits	5	**(1,670)**	(1,425)	職員薪酬及福利
Cost of direct material and job expenses		**(865)**	(680)	直接材料費用及工作開支
Depreciation and amortisation	12	**(229)**	(202)	折舊及攤銷
Insurance and utilities		**(89)**	(107)	保險及公用開支
Operating lease rentals – land and buildings		**(64)**	(53)	營業租賃租金— 土地及樓宇
Repairs and maintenance		**(99)**	(81)	修理及維修
Other operating expenses		**(79)**	(72)	其他營業開支
Operating profit		**749**	501	營業溢利
Net finance income	7	**30**	7	財務收入淨額
Net operating profit		**779**	508	營業淨溢利
Share of after-tax results of jointly controlled companies	14	**330**	267	應佔共控公司除稅後業績
Profit before taxation		**1,109**	775	除稅前溢利
Taxation	8	**(81)**	(65)	稅項
Profit for the year		**1,028**	710	本年溢利
Attributable to:				應佔：
The Company's shareholders	9	**847**	618	公司股東
Minority interests		**181**	92	少數股東權益
		1,028	710	
Dividends				股息
Interim – paid		**108**	83	中期 — 已付
Special – paid		**416**	–	特別 — 已付
Final – proposed		**266**	183	末期 — 擬派
	10	**790**	266	
Earnings per share attributable to the Company's shareholders (basic and diluted)	11	**HK$5.09**	HK$3.72	公司股東應佔每股盈利(基本及攤薄)

The notes on pages 38 to 58 form part of these accounts.

由第三十八頁至第五十八頁之附註均屬此賬目之一部分。

CONSOLIDATED BALANCE SHEET

綜合資產負債表

at 31st December 2006 二零零六年十二月三十一日結算

	Note 附註	2006	2005	
(in HK$ Million)				*(港幣百萬元)*
ASSETS AND LIABILITIES				**資產及負債**
Non-current assets				**非流動資產**
Property, plant and equipment	12	**2,988**	2,442	物業、廠房及設備
Leasehold land and land use rights	12	**204**	192	租賃土地及土地使用權
Intangible assets	12	**4**	6	無形資產
Jointly controlled companies	14	**698**	671	共控公司
Retirement benefit assets	15	**157**	177	退休金資產
Deferred tax assets	16	**12**	7	遞延税項資產
		4,063	3,495	
Current assets				**流動資產**
Stocks of aircraft parts	17	**93**	78	飛機零件存貨
Work in progress	17	**167**	88	未完工程
Debtors and prepayments	18	**505**	477	應收及預付賬項
Deposits and bank balances	23(b)	**834**	877	存款及銀行結存
Derivative financial instruments		**4**	–	衍生金融工具
		1,603	1,520	
Current liabilities				**流動負債**
Creditors and accruals	18	**959**	581	應付及應計賬項
Taxation		**22**	17	税項
		981	598	
Net current assets		**622**	922	**流動資產淨值**
Total assets less current liabilities		**4,685**	4,417	**資產總額減流動負債**
Non-current liabilities				**非流動負債**
Receipt in advance	22	**112**	122	預收款項
Deferred tax liabilities	16	**226**	197	遞延税項負債
		338	319	
NET ASSETS		**4,347**	4,098	**資產淨值**
Equity attributable to the Company's shareholders				**公司股東應佔權益**
Share capital	19	**166**	166	股本
Reserves	20	**3,499**	3,346	儲備
		3,665	3,512	
Minority interests	21	**682**	586	**少數股東權益**
TOTAL EQUITY		**4,347**	4,098	**權益總額**

Christopher D Pratt
Dinty Dickson Leach
Directors

董事
白紀圖
李德信

Hong Kong, 6th March 2007

香港，二零零七年三月六日

The notes on pages 38 to 58 form part of these accounts.

由第三十八頁至第五十八頁之附註均屬此賬目之一部分。

COMPANY BALANCE SHEET

公司資產負債表

at 31st December 2006 二零零六年十二月三十一日結算

	Note 附註	2006	2005	
(in HK$ Million)				*(港幣百萬元)*
ASSETS AND LIABILITIES				**資產及負債**
Non-current assets				**非流動資產**
Property, plant and equipment	12	**1,922**	1,532	物業、廠房及設備
Leasehold land	12	**17**	18	租賃土地
Intangible assets	12	**4**	6	無形資產
Subsidiary companies	13	**296**	268	附屬公司
Jointly controlled companies	14	**61**	54	共控公司
Retirement benefit assets	15	**157**	177	退休金資產
		2,457	2,055	
Current assets				**流動資產**
Stocks of aircraft parts	17	**39**	32	飛機零件存貨
Work in progress	17	**63**	59	未完工程
Debtors and prepayments	18	**444**	409	應收及預付賬項
Dividend receivable		**88**	–	應收股息
Deposits and bank balances		**369**	715	存款及銀行結存
		1,003	1,215	
Current liabilities				**流動負債**
Creditors and accruals	18	**599**	438	應付及應計賬項
Taxation		**22**	12	稅項
		621	450	
Net current assets		**382**	765	**流動資產淨值**
Total assets less current liabilities		**2,839**	2,820	**資產總額減流動負債**
Non-current liabilities				**非流動負債**
Receipt in advance	22	**112**	122	預收款項
Deferred tax liabilities	16	**226**	197	遞延稅項負債
		338	319	
NET ASSETS		**2,501**	2,501	**資產淨值**
Equity attributable to the Company's shareholders				**公司股東應佔權益**
Share capital	19	**166**	166	股本
Reserves	20	**2,335**	2,335	儲備
TOTAL EQUITY		**2,501**	2,501	**權益總額**

Christopher D Pratt
Dinty Dickson Leach
Directors

董事
白紀圖
李德信

Hong Kong, 6th March 2007

香港，二零零七年三月六日

The notes on pages 38 to 58 form part of these accounts.

由第三十八頁至第五十八頁之附註均屬此賬目之一部分。

CONSOLIDATED CASH FLOW STATEMENT

綜合現金流量表

for the year ended 31st December 2006 截至二零零六年十二月三十一日止年度

	Note 附註	2006	2005	
(in HK$ Million)				*(港幣百萬元)*
Operating activities				**營運業務**
Cash generated from operations	*23(a)*	**1,089**	867	營業產生的現金
Interest paid		**(3)**	(7)	已付利息
Interest received		**34**	13	已收利息
Taxation paid		**(57)**	(30)	已付稅項
Net cash generated from operating activities		**1,063**	843	**營業產生的現金淨額**
Investing activities				**投資業務**
Purchase of property, plant and equipment		**(690)**	(546)	購買物業、廠房及設備
Sale of property, plant and equipment		**2**	–	出售物業、廠房及設備
Acquisition of additional interest in a subsidiary company		**(27)**	–	購入附屬公司額外權益
Acquisition of additional interest in a jointly controlled company		**(17)**	–	購入共控公司額外權益
Loans advanced to a jointly controlled company		**–**	(3)	予共控公司借款
Loans repaid by a jointly controlled company		**6**	–	共控公司償還借款
Dividends received from jointly controlled companies		**315**	318	已收共控公司股息
Net increase in short-term deposits maturing after three months		**(186)**	(37)	逾三個月到期的短期存款增加淨額
Net cash used in investing activities		**(597)**	(268)	**投資業務所用的現金淨額**
Net cash inflow before financing activities		**466**	575	**融資業務前的現金流入淨額**
Financing activities				**融資業務**
Repayment of term loan		**–**	(100)	償還長期借款
Dividends paid to the Company's shareholders		**(707)**	(211)	已付予公司股東的股息
Net cash used in financing activities		**(707)**	(311)	**融資業務所用的現金淨額**
Net (decrease)/increase in cash and cash equivalents		**(241)**	264	**現金及現金等價物(減少)/增加淨額**
Cash and cash equivalents at 1st January		**791**	527	一月一日結算的現金及現金等價物
Translation adjustment		**9**	–	匯兌調整
Cash and cash equivalents at 31st December	*23(b)*	**559**	791	**十二月三十一日結算的現金及現金等價物**

The notes on pages 38 to 58 form part of these accounts.

由第三十八頁至第五十八頁之附註均屬此賬目之一部分。

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

綜合權益變動表

for the year ended 31st December 2006 截至二零零六年十二月三十一日止年度

(in HK$ Million)	**2006**	2005	*(港幣百萬元)*
Total equity at 1st January	**4,098**	3,604	一月一日結算的權益總額
Translation differences and net income/(expenses) recognised directly in equity	**18**	(5)	匯兌差額及直接於權益確認的收入/(支出)淨額
Profit for the year	**1,028**	710	本年溢利
Total recognised income for the year	**1,046**	705	本年已確認收入總額
Dividends paid to the Company's shareholders	**(707)**	(211)	已付予公司股東的股息
Dividends payable to minority interests	**(68)**	–	應付予少數股東權益的股息
Acquisition of additional interest in a subsidiary company	**(26)**	–	購入附屬公司額外權益
Fair value gains, net of tax	**4**	–	除稅後公平價盈利
Total equity at 31st December	**4,347**	4,098	十二月三十一日結算的權益總額
Total recognised profit for the year attributable to:			應佔本年已確認溢利總額：
The Company's shareholders	**847**	618	公司股東
Minority interests	**181**	92	少數股東權益
	1,028	710	

The notes on pages 38 to 58 form part of these accounts.

由第三十八頁至第五十八頁之附註均屬此賬目之一部分。

1. Principal activities

The Hong Kong Aircraft Engineering Company Limited Group is primarily engaged in the business of commercial aircraft overhaul, modification and maintenance in Hong Kong and Mainland China. It does not have other significant activity so no further business segmental information has been reported. A geographical segment analysis of the Group's financial information is provided under note 4.

The principal activities of the Group's subsidiary and jointly controlled companies are set out on page 58. Financial summaries of the jointly controlled companies are provided under note 14.

2. Critical accounting estimates and judgements

The Group makes estimates and assumptions as appropriate in the preparation of the accounts. These estimates are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances and will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant effect on the carrying amounts of assets and liabilities include the productive life of property, plant and equipment and the determination of tax.

3. Management of financial risk factors

The Group's activities are exposed to movements of foreign currencies, fair value interest rate risk, credit risk and liquidity risk. These risks are reviewed periodically to ensure their impact on the Group's financial performance is minimised through the use of forwards, options or other appropriate derivative financial instruments. It is the Group's policy to use the above derivative instruments solely for the purpose of financial risk management.

(i) Foreign exchange risk

The Group is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar and Renminbi. Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities and net investments in foreign operations that are denominated in a currency that is not the entity's functional currency.

Where appropriate the Group uses forward contracts to manage the foreign exchange risk arising from future commercial transactions and net foreign currency assets or liabilities.

(ii) Fair value interest rate risk

The Group's results and operating cash flows are substantially independent of changes in market interest rates.

(iii) Credit risk

The Group has policies in place to evaluate credit risk when accepting new business and limit its credit exposure to any individual customer.

(iv) Liquidity risk

The Group aims to maintain flexibility in funding by keeping sufficient cash or committed credit lines available.

1. 主要業務

香港飛機工程有限公司集團主要在香港及中國內地從事商用飛機大修、改裝及維修業務。由於並無其他主要業務，因此並無報告進一步的業績分項資料。集團財務資料的地區分項分析於附註4列述。

集團的附屬及共控公司的主要業務於第五十八頁列述。共控公司的財務概要則於附註14列述。

2. 重要會計估算及判斷

集團在編製賬目的過程中於適當時作出估算及假設。此等估算乃根據過往經驗及其他因素而作出，其他因素包括在該等情況下對未來事項相信為合理的期望，而按定義對未來事項的期望很少與相關的實際結果相等。對資產及負債賬面值有重要影響的估算及假設，包括物業、廠房及設備的生產壽命及稅項的釐定。

3. 財務風險因素的管理

集團業務須承受外匯變動、公平值利率風險、信貸風險及流動資金風險。集團定期對此等風險進行檢討，以確保透過採用遠期合約、期權合約或其他適當的衍生金融工具，將風險對集團財務表現所造成的影響減至最低。集團的政策是採用以上衍生工具僅作財務風險管理用途。

(i) 外匯風險

集團須承受主要為美元及人民幣兑各種外幣所產生的外匯風險。外匯風險來自以非企業功能貨幣的貨幣計值的未來商業交易、確認資產與負債，及海外業務的投資淨額。

集團在適當時採用遠期合約管理來自未來商業交易及外幣資產與負債淨額的外匯風險。

(ii) 公平值利率風險

集團的業績及營業現金流量實質上不受市場利率變動所影響。

(iii) 信貸風險

集團已制定政策，在接受新業務時評估信貸風險，並限制任何個別客戶所構成的信貸風險程度。

(iv) 流動資金風險

集團致力透過維持足夠現金或保持可供動用的已承擔信貸額，以維持資金供應的靈活性。

4. Segment information

4. 分項資料

Reporting by geographical segment for the year ended 31st December:

截至十二月三十一日止年度按地區分項報告：

	Operating principally in Hong Kong 主要於香港營運		Operating in Mainland China 於中國內地營運		Inter-segment elimination 分項之間抵銷		Total 總計		
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2005	
(in HK$ Million)									*(港幣百萬元)*
Turnover	**2,502**	2,260	**1,433**	928	**(91)**	(67)	**3,844**	3,121	營業總額
Operating profit	**317**	300	**432**	201			**749**	501	營業溢利
Net finance income	**26**	3	**4**	4			**30**	7	財務收入淨額
Share of after-tax results of jointly controlled companies	**303**	248	**27**	19			**330**	267	應佔共控公司除稅後業績
Profit before taxation	**646**	551	**463**	224			**1,109**	775	除稅前溢利
Profit for the year	**608**	504	**420**	206			**1,028**	710	本年溢利
Profit attributable to the Company's shareholders	**608**	504	**239**	114			**847**	618	公司股東應佔溢利
Capital expenditure	**498**	205	**287**	341			**785**	546	資本性開支
Depreciation	**105**	108	**116**	87			**221**	195	折舊
Amortisation	**3**	2	**5**	5			**8**	7	攤銷
Impairment of stocks – provision/(reversal)	**3**	(6)	**–**	–			**3**	(6)	存貨減值 — 撥備 / (轉回)
Auditor's remuneration – statutory audit fees	**1**	1	**–**	–			**1**	1	核數師酬金 — 法定核數費用

Analysis of net assets and equity of the Group by geographical segment at 31st December:

十二月三十一日結算集團按地區分項資產淨值及權益的分析：

	Operating principally in Hong Kong 主要於香港營運		Operating in Mainland China 於中國內地營運		Inter-segment elimination 分項之間抵銷		Total 總計		
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2005	
(in HK$ Million)									*(港幣百萬元)*
Jointly controlled companies	**579**	599	**119**	72	**–**	–	**698**	671	共控公司
Other assets	**3,058**	2,962	**2,043**	1,421	**(133)**	(39)	**4,968**	4,344	其他資產
Other liabilities	**(899)**	(773)	**(553)**	(183)	**133**	39	**(1,319)**	(917)	其他負債
Net assets	**2,738**	2,788	**1,609**	1,310	**–**	–	**4,347**	4,098	資產淨值
Equity attributable to the Company's shareholders	**2,732**	2,783	**908**	729	**–**	–	**3,640**	3,512	公司股東應佔權益
Minority interests	**6**	5	**701**	581	**–**	–	**707**	586	少數股東權益
Total equity	**2,738**	2,788	**1,609**	1,310	**–**	–	**4,347**	4,098	權益總額

5. Staff remuneration and benefits

Total staff remuneration and benefits including pension scheme contributions, salaries, allowances, benefits in kind and staff benefit administration costs for 2006 amounted to HK$1,670 million (2005: HK$1,425 million). Of the five highest paid employees, four (2005: four) were Directors and details of their remuneration are given in note 6; remuneration details for the other one (2005: one) employee are:

5. 職員薪酬及福利

二零零六年包括退休金計劃供款、薪金、津貼、實物利益及職員福利行政成本的職員薪酬及福利總額達港幣十六億七千萬元(二零零五年為港幣十四億二千五百萬元)。五名最高薪職員中，四名(二零零五年為四名)為董事，其酬金於附註6列述；餘下一名(二零零五年為一名)的薪酬詳述如下：

	Group 集團						
	Cash 現金			Non Cash 非現金			
	Basic salary 基本薪金	Bonus 花紅	Allowances & other benefits 津貼及其他福利	Retirement schemes contributions 退休計劃供款	Housing & other benefits 房屋及其他福利	Total 總計	
(in HK$ Thousand)							*(港幣千元)*
John Chi Tin Mong – 2006	**1,531**	**797**	**797**	**12**	**1,648**	**4,785**	遲天孟 — 二零零六年
– 2005	1,494	565	345	12	1,166	3,582	— 二零零五年

6. Directors' remuneration

Total number of Directors who served during the year was sixteen (2005: fourteen). Their remuneration was as follows:

6. 董事酬金

年內在任董事數目總計為十六人(二零零五年為十四人)。其酬金如下：

	Group 集團							
	Cash 現金			Non Cash 非現金				
	Basic salary/ Directors' fees[a] 基本薪金/董事袍金[a]	Bonus[b] 花紅[b]	Allowances and benefits 津貼及其它福利	Retirement schemes contributions 退休計劃計供款	Housing & other benefits 房屋及其他福利	Total 總計 2006	Total 總計 2005	
(in HK$ Thousand)								(港幣千元)
Executive Directors:								常務董事：
Chan Ping Kit	2,952	3,196	1,140	12	11	7,311	7,819	陳炳傑
Charles Bremridge	1,260	587	470	227	2,360	4,904	3,578	彭勵志
Mark Hayman	1,574	1,011	992	–	16	3,593	3,275	馬海文
J Robert Gibson	1,536	408	1,303	–	–	3,247	841	紀必信
Marven Bowles	–	–	–	–	–	–	4,918	馬文博
Mohan Joseph Ashokumar Sathianathan[c]	887	115	347	45	7	1,401	–	沙舒雅[c]
David Turnbull[c]	39	484	10	–	79	612	1,091	唐寶麟[c]
Christopher D Pratt[c]	139	–	15	25	109	288	–	白紀圖[c]
	8,387	5,801	4,277	309	2,582	21,356	21,522	
Non-Executive Directors:								非常務董事：
David Turnbull[c]	104	–	–	–	–	104	–	唐寶麟[c]
Derek Cridland	–	–	–	–	–	–	–	梁德基
Davy Ho Cho Ying	–	–	–	–	–	–	–	何祖英
Peter Johansen	–	–	–	–	–	–	–	容漢新
Tony Tyler	–	–	–	–	–	–	–	湯彥麟
	104	–	–	–	–	104	–	
Independent Non-Executive Directors:								獨立非常務董事：
Bob Adams	100	–	–	–	–	100	80	羅安達
Dinty Dickson Leach	205	–	–	–	–	205	160	李德信
Lincoln Leong Kwok Kuen	205	–	–	–	–	205	160	梁國權
David Tong Chi Leung[d]	65	–	–	–	–	65	–	唐子樑[d]
Albert Lam Kwong Yu[d]	65	–	–	–	–	65	–	林光宇[d]
Dr. Alex Wu Shu Chih	–	–	–	–	–	–	2	吳樹熾博士
	640	–	–	–	–	640	402	
2006 total	**9,131**	**5,801**	**4,277**	**309**	**2,582**	**22,100**		二零零六年總計
2005 total	402	7,334	5,327	8,183	678		21,924	二零零五年總計

Notes:

a. Annual Directors' fees are determined by the Board and for 2006 comprised Director's fee of HK$100,000 (2005: HK$80,000), fee for serving on Audit Committee of HK$75,000 (2005: HK$50,000) and fee for serving on Remuneration Committee of HK$30,000 (2005: HK$30,000) respectively.

b. Bonus paid to the Executive Directors in the year is based on previous year's results.

c. David Turnbull was re-designated from an Executive Director to a Non-Executive Director with effect from 1st February 2006. He resigned from his office on 8th August 2006. Mohan Joseph Ashokumar Sathianathan and Christopher D Pratt were appointed to the Board effective from May and August in 2006 respectively.

d. David Tong Chi Leung and Albert Lam Kwong Yu were appointed as Independent Non-Executive Directors in May 2006.

附註：

a. 每年的董事袍金由董事局決定，二零零六年包括董事袍金港幣十萬元 (二零零五年為港幣八萬元)，出任審核委員會酬金港幣七萬五千元 (二零零五年為港幣五萬元)，及出任薪酬委員會酬金港幣三萬元 (二零零五年為港幣三萬元)。

b. 年內支付予常務董事的花紅乃根據上年度的業績而定。

c. 唐寶麟由常務董事調職為非常務董事，由二零零六年二月一日起生效，後於二零零六年八月八日退任。沙舒雅及白紀圖分別自二零零六年五月及八月起獲委任加入董事局。

d. 唐子樑及林光宇於二零零六年五月獲委任為獨立非常務董事。

7. Net finance income

7. 財務收入淨額

(in HK$ Million)	Group 集團 2006	2005	(港幣百萬元)
Finance income	**33**	14	財務收入
Interest expenses:			利息支出：
Long-term loan	**–**	(6)	長期貸款
Short-term bank loans	**(3)**	(1)	短期銀行貸款
	30	7	

8. Taxation

8. 稅項

(in HK$ Million)	Group 集團 2006	2005	(港幣百萬元)
Current taxation:			本期稅項：
Hong Kong profits tax	**9**	19	香港利得稅
Overseas tax	**48**	14	海外稅
	57	33	
Deferred taxation (note 16):			遞延稅項(附註16)：
(Increase)/decrease in deferred tax assets	**(5)**	4	遞延稅項資產(增加)/減少
Increase in deferred tax liabilities	**29**	28	遞延稅項負債增加
	81	65	

Hong Kong profits tax is calculated at 17.5% (2005: 17.5%) on the estimated assessable profits for the year. Overseas tax is calculated at tax rates prevailing in the respective jurisdictions.

香港利得稅乃以本年度的估計應課稅溢利按稅率百分之十七點五計算(二零零五年為百分之十七點五)。海外稅則按各司法管轄區所採用的稅率計算。

Share of after-tax results of jointly controlled companies is stated after taxation charge of HK$61 million for the year (2005: HK$48 million).

應佔共控公司除稅後業績已扣除本年的稅項支出港幣六千一百萬元列述(二零零五年為港幣四千八百萬元)。

Reconciliation between the tax charge and tax at the applicable tax rate:

稅項支出與適用稅率的稅項對賬：

(in HK$ Million)	Group 集團 2006	2005	(港幣百萬元)
Profit before taxation	**1,109**	775	除稅前溢利
Nominal amount at Hong Kong profits tax rate of 17.5% (2005: 17.5%)	**194**	136	按香港利得稅率百分之十七點五(二零零五年為百分之十七點五)計算的面額
Share of after-tax results of jointly controlled companies	**(58)**	(46)	應佔共控公司除稅後業績
Effect of different tax rates in overseas jurisdictions	**(37)**	(23)	海外司法管轄區不同稅率的影響
Non-taxable items	**(14)**	(2)	無須課稅的項目
Over-provisions in prior years	**(5)**	–	前期超額準備
Others	**1**	–	其他
Total tax charge per accounts	**81**	65	賬目所示稅項支出總計

9. Profit attributable to the Company's shareholders

Of the profit attributable to the Company's shareholders, HK$707 million (2005: HK$574 million) is dealt with in the accounts of the Company.

9. 公司股東應佔溢利

公司股東應佔溢利中，港幣七億零七百萬元 (二零零五年為港幣五億七千四百萬元) 已計算於公司賬項內。

10. Dividends

10. 股息

	Company 公司		
	2006	2005	
(in HK$ Million)			*(港幣百萬元)*
Interim, paid on 26th September 2006, of HK$0.65 per share (2005: HK$0.50 per share)	**108**	83	於二零零六年九月二十六日已派發的中期股息，每股港幣0.65元 (二零零五年為每股港幣0.50元)
Special, paid on 26th September 2006, of HK$2.50 per share (2005: nil)	**416**	–	於二零零六年九月二十六日已派發的特別股息，每股港幣2.50元 (二零零五年為零)
Final, proposed, of HK$1.60 per share (2005: HK$1.10 per share)	**266**	183	擬派末期股息每股港幣1.60元 (二零零五年為每股港幣1.10元)
	790	266	

At a Board meeting held on 6th March 2007, Directors recommended a final dividend of HK$1.60 per share for the year ended 31st December 2006. Together with the interim dividend of HK$0.65 per share and a special dividend of HK$2.50 per share paid on 26th September 2006, this makes a total dividend for the year of HK$4.75 per share. Subject to shareholders' approval of the final dividend at the Annual General Meeting on 8th May 2007, payment of the final dividend will be made on 18th May 2007 to shareholders registered at the close of business on the record date, 8th May 2007.

董事局於二零零七年三月六日舉行的董事局大會上，建議派發截至二零零六年十二月三十一日止末期股息每股港幣1.60元，連同二零零六年九月二十六日派發的中期股息每港幣0.65元及特別股息每股港幣2.50元，本年度共派息每股港幣4.75元。上述末期股息如獲股東於二零零七年五月八日召開的股東週年大會上通過，將於二零零七年五月十八日派發予於記錄日期，即二零零七年五月八日辦公時間結束前名列股東名冊的股東。

The proposed dividend is not reflected as dividend payable in these accounts, but will be accounted for as an appropriation of the revenue reserve for the year ending 31st December 2006.

擬派股息不在此賬目中反映為應付股息，但將列為截至二零零六年十二月三十一日止年度的收益儲備提撥。

The register of members will be closed from 2nd May 2007 to 8th May 2007, both dates inclusive, during which period no transfer of shares will be effected. In order to qualify for the entitlement of the final dividend, all transfer forms accompanied by the relevant share certificates must be lodged with the Company's share registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, for registration not later than 4:30 p.m. on Monday, 30th April 2007.

股票過戶手續將於二零零七年五月二日至二零零七年五月八日，包括首尾兩天，暫停辦理。為符合資格享有末期股息，所有過戶表格連同有關股票最遲須於二零零七年四月三十日（星期一）下午四時三十分送達公司的股份登記處香港中央證券登記有限公司，地址為香港皇后大道東一八三號合和中心十七樓。

11. Earnings per share (basic and diluted)

Earnings per share are calculated by reference to the profit attributable to the Company's shareholders of HK$847 million (2005: HK$618 million) and to the weighted average of 166,324,850 (2005: 166,324,850) ordinary shares in issue.

11. 每股盈利(基本及攤薄)

每股盈利乃根據公司股東應佔溢利港幣八億四千七百萬元 (二零零五年為港幣六億一千八百萬元) 及已發行的加權平均股份數目166,324,850股 (二零零五年為166,324,850股) 普通股計算。

12. Property, plant and equipment, leasehold land and land use rights and intangible assets

12. 物業、廠房及設備、租賃土地及土地使用權及無形資產

	Group 集團								
	Property, plant and equipment 物業、廠房及設備								
	Buildings and building facilities 樓宇及樓宇設施	Plant, machinery and tools 廠房、機器及工具	Vehicles, equipment and furniture 汽車、設備及傢俬	Rotable spares 可修周轉件	Plant and buildings under construction 興建中之廠房及樓宇	Total 總計	Leasehold land and land use rights 租賃土地及土地使用權	Intangible assets – computer software 無形資產－電腦軟件	
(in HK$ Million)									*(港幣百萬元)*
Cost									**原價**
At 31st December 2004	2,326	643	192	114	80	3,355	227	10	二零零四年十二月三十一日結算
Exchange differences	(2)	–	–	–	–	(2)	–	–	匯兌差額
Additions and transfers	287	101	12	93	53	546	–	–	增置及轉撥
Disposals	–	(15)	(17)	–	–	(32)	–	–	出售
At 31st December 2005	2,611	729	187	207	133	3,867	227	10	二零零五年十二月三十一日結算
Exchange differences	2	1	–	–	–	3	1	–	匯兌差額
Additions and transfers	633	127	19	47	(58)	768	17	–	增置及轉撥
Disposals	–	(7)	(20)	(2)	–	(29)	–	–	出售
At 31st December 2006	**3,246**	**850**	**186**	**252**	**75**	**4,609**	**245**	**10**	二零零六年十二月三十一日結算
Depreciation and amortisation									**折舊及攤銷**
At 31st December 2004	658	424	167	11	–	1,260	30	2	二零零四年十二月三十一日結算
Charge for the year	106	62	11	16	–	195	5	2	本年度折舊
Disposals	–	(14)	(16)	–	–	(30)	–	–	出售
At 31st December 2005	764	472	162	27	–	1,425	35	4	二零零五年十二月三十一日結算
Exchange differences	1	–	–	–	–	1	–	–	匯兌差額
Charge for the year	121	69	17	14	–	221	6	2	本年度折舊
Disposals	–	(7)	(19)	–	–	(26)	–	–	出售
At 31st December 2006	**886**	**534**	**160**	**41**	**–**	**1,621**	**41**	**6**	二零零六年十二月三十一日結算
Net book value									**賬面淨值**
At 31st December 2006	**2,360**	**316**	**26**	**211**	**75**	**2,988**	**204**	**4**	二零零六年十二月三十一日結算
At 31st December 2005	1,847	257	25	180	133	2,442	192	6	二零零五年十二月三十一日結算

12. Property, plant and equipment, leasehold land and land use rights and intangible assets (cont'd)

12. 物業、廠房及設備、租賃土地及土地使用權及無形資產(續)

	Company 公司								
	Property, plant and equipment 物業、廠房及設備								
	Buildings and building facilities 樓宇及樓宇設施	Plant, machinery and tools 廠房、機器及工具	Vehicles, equipment and furniture 汽車、設備及傢俬	Rotable spares 可修周轉件	Plant and buildings under construction 興建中之廠房及樓宇	Total 總計	Leasehold land 租賃土地	Intangible assets – computer software 無形資產 – 電腦軟件	
(in HK$ Million)									*(港幣百萬元)*
Cost									**原價**
At 31st December 2004	1,670	358	160	114	5	2,307	21	10	二零零四年十二月三十一日結算
Additions and transfers	1	27	6	93	78	205	–	–	增置及轉撥
Disposals	–	(8)	(14)	–	–	(22)	–	–	出售
At 31st December 2005	1,671	377	152	207	83	2,490	21	10	二零零五年十二月三十一日結算
Additions and transfers	456	39	14	47	(58)	498	–	–	增置及轉撥
Disposals	–	(4)	(16)	(2)	–	(22)	–	–	出售
At 31st December 2006	**2,127**	**412**	**150**	**252**	**25**	**2,966**	**21**	**10**	二零零六年十二月三十一日結算
Depreciation and amortisation									**折舊及攤銷**
At 31st December 2004	441	273	147	11	–	872	3	2	二零零四年十二月三十一日結算
Charge for the year	60	25	7	16	–	108	–	2	本年度折舊
Disposals	–	(8)	(14)	–	–	(22)	–	–	出售
At 31st December 2005	501	290	140	27	–	958	3	4	二零零五年十二月三十一日結算
Charge for the year	59	26	6	14	–	105	1	2	本年度折舊
Disposals	–	(3)	(16)	–	–	(19)	–	–	出售
At 31st December 2006	**560**	**313**	**130**	**41**	**–**	**1,044**	**4**	**6**	二零零六年十二月三十一日結算
Net book value									**賬面淨值**
At 31st December 2006	**1,567**	**99**	**20**	**211**	**25**	**1,922**	**17**	**4**	二零零六年十二月三十一日結算
At 31st December 2005	1,170	87	12	180	83	1,532	18	6	二零零五年十二月三十一日結算

Plant and buildings under construction are mainly related to construction of the fifth hangar at Xiamen, Mainland China by TAECO which is scheduled to open in mid 2007.

Of the leasehold land and land use rights with net book value of HK$204 million (2005: HK$192 million), HK$17 million of a leasehold land is held in Hong Kong by the Company (2005: HK$18 million) while HK$187 million of land use rights is held in Mainland China through TAECO (2005: HK$174 million). Both leasehold land and land use rights are held on medium-term leases.

興建中的廠房及樓宇主要有關廈門太古飛機工程公司於中國廈門興建的第五個機庫，預期於二零零七年中啟用。

賬面淨值為港幣二億零四百萬元 (二零零五年為一億九千二百萬元) 的租賃土地及土地使用權中，由公司於香港持有的租賃土地為港幣一千七百萬元(二零零五年為港幣一千八百萬元)，而透過廈門太古飛機工程公司於中國內地持有的土地使用權為港幣一億八千七百萬元 (二零零五年為港幣一億七千四百萬元)。租賃土地及土地使用權均以中期租約持有。

13. Subsidiary companies

13. 附屬公司

(in HK$ Million) (港幣百萬元)	Company 公司 2006	2005
Unlisted shares at cost 非上市原股值	**296**	268

The subsidiary companies are shown on page 58.

附屬公司列於第五十八頁。

14. Jointly controlled companies

14. 共控公司

(in HK$ Million) (港幣百萬元)	Group 集團 2006	2005	Company 公司 2006	2005
Unlisted shares at cost 非上市原股值	**77**	60	**51**	35
Attributable post-acquisition profits 購入後應佔溢利	**610**	591		
Share of net assets 應佔資產淨值	**687**	651		
Loans due from jointly controlled companies 共控公司未償還貸款	**11**	20	**10**	19
	698	671	**61**	54
Dividends received and receivable from jointly controlled companies 已收及應收共控公司股息			**315**	318

The principal jointly controlled companies are shown on page 58.

主要共控公司列於第五十八頁。

Loans due from jointly controlled companies are unsecured and carry interest rates from LIBOR plus 0.5% to LIBOR plus 0.6% per annum (2005: from nil to LIBOR plus 0.6% per annum). The loans either have no fixed terms of repayment or are repayable at various dates up to 2010.

共控公司未償還貸款並無抵押，其年利率為倫敦銀行同業拆息加五十個基點至倫敦銀行同業拆息加六十個基點(二零零五年的年利率為零至倫敦銀行同業拆息加六十個基點)。其貸款並無固定還款期或於不同日期償還至二零一零年。

14. Jointly controlled companies (cont'd)

Share of the financial results and positions of the jointly controlled companies for the year ended and at 31st December are as follows:

14. 共控公司(續)

共控公司截至十二月三十一日止年度及結算的應佔財務業績及財務狀況如下：

	HAESL 香港航空發動機維修服務公司		Others 其他		Total 總計		
	2006	2005	**2006**	2005	**2006**	2005	
(in HK$ Million)							*(港幣百萬元)*
Turnover	**2,385**	2,124	**256**	201	**2,641**	2,325	營業總額
Operating expenses	**(2,071)**	(1,865)	**(201)**	(159)	**(2,272)**	(2,024)	營業開支
Operating profit	**314**	259	**55**	42	**369**	301	營業溢利
Net finance income	**5**	5	**–**	–	**5**	5	財務收入淨額
Share of after-tax results of jointly controlled companies	**18**	9	**–**	–	**18**	9	應佔共控公司除税後業績
Profit before taxation	**337**	273	**55**	42	**392**	315	除税前溢利
Taxation	**(55)**	(44)	**(7)**	(4)	**(62)**	(48)	税項
Profit for the year	**282**	229	**48**	38	**330**	267	本年溢利
Dividends paid	**299**	299	**16**	19	**315**	318	已付股息
Funds employed:							所用資金：
Non-current assets	**370**	361	**84**	95	**454**	456	非流動資產
Current assets	**496**	504	**146**	110	**642**	614	流動資產
	866	865	**230**	205	**1,096**	1,070	
Current liabilities	**(289)**	(269)	**(79)**	(101)	**(368)**	(370)	流動負債
Non-current liabilities	**(27)**	(29)	**(3)**	–	**(30)**	(29)	非流動負債
	550	567	**148**	104	**698**	671	
Financed by:							資本來源：
Shareholders' equity and loans	**550**	567	**148**	104	**698**	671	股東權益及借款

15. Retirement benefits

(a) Overall

Staff employed by the Company before 1st December 2000 were offered a choice between Hong Kong's Mandatory Provident Fund ("MPF") and the defined benefits retirement schemes as described below. Since 1st December 2000, all new staff employed unless specially approved by the Company have been enrolled in the MPF scheme in which both the Company and staff are required to contribute 5% of the staff's relevant income (capped at HK$1,000 per month).

The Hong Kong Aircraft Engineering Company Local Staff Retirement Benefits Scheme ("Local Scheme") provides resignation and retirement benefits to its members upon their cessation of service with the Company. The Company meets the full cost of all benefits due by the Scheme to members, who are not required to contribute to the Scheme.

Similarly, the Hong Kong Aircraft Engineering Company Staff Retirement Benefits Scheme ("Expatriate Scheme") is for staff employed on expatriate terms. However, both members and the Company contribute to the Scheme.

TAECO's local staff are covered by a statutory scheme and a defined cost contribution scheme in Mainland China.

The retirement benefits costs were recognised in the profit and loss account as described in note 17 under principal accounting policies and were as follows:

15. 退休福利

(a) 總述

於二零零零年十二月一日前獲公司聘用的僱員，可選擇參加香港的強制性公積金（「強積金」）計劃或下述的界定退休福利計劃。自二零零零年十二月一日起，所有新入職僱員除非獲公司特別批准，否則均加入強積金計劃。根據該計劃，公司及僱員均須以僱員有關收入的百分之五供款(上限為每月港幣一千元)。

香港飛機工程有限公司的本地僱員退休福利計劃（「本地僱員計劃」），為其計劃成員離職時提供離職及退休福利。公司承擔成員根據該計劃所享有的一切福利的全部費用，成員毋須向該計劃供款。

同樣地，香港飛機工程有限公司僱員退休福利計劃（「海外僱員計劃」）乃為按海外僱傭條款聘請的僱員而設。不過，其成員及公司均須向該計劃供款。

廈門太古飛機工程公司的當地僱員受中國內地法定計劃及界定費用供款計劃保障。

如主要會計政策第17項所述，退休福利費用於損益賬中確認如下：

	Group 集團		
	2006	2005	
(in HK$ Million)			*(港幣百萬元)*
Local Scheme	**50**	52	本地僱員退休福利計劃
Expatriate Scheme	**–**	1	海外僱員退休福利計劃
MPF, statutory and other defined contribution schemes	**44**	11	強積金、法定及其他界定費用供款計劃
	94	64	

15. Retirement benefits (cont'd)

15. 退休福利（續）

(b) Defined benefits retirement schemes

(b) 界定退休福利計劃

The amount recognised in the profit and loss account was made up as follows:

於損益賬中確認的數額如下：

	Group 集團						
	Local Scheme 本地僱員計劃		Expatriate Scheme 海外僱員計劃		Total 總計		
	2006	2005	**2006**	2005	**2006**	2005	
(in HK$ Million)							*(港幣百萬元)*
Current service cost	**84**	83	**5**	5	**89**	88	本期服務費用
Interest cost	**94**	88	**6**	5	**100**	93	利息費用
Expected return on plan assets	**(128)**	(119)	**(11)**	(9)	**(139)**	(128)	計劃資產預期回報
Total	**50**	52	**–**	1	**50**	53	總額
Actual gain on plan assets	**384**	189	**31**	15	**415**	204	計劃資產的實際收益

The amount recognised in the balance sheet was determined as follows:

於資產負債表中確認的數額如下：

	Group and Company 集團及公司						
	Local Scheme 本地僱員計劃		Expatriate Scheme 海外僱員計劃		Total 總計		
	2006	2005	**2006**	2005	**2006**	2005	
(in HK$ Million)							*(港幣百萬元)*
At 31st December:							十二月三十一日結算：
Fair value of plan assets	**2,477**	2,137	**199**	178	**2,676**	2,315	計劃資產的公平值
Present value of obligations	**(2,035)**	(1,930)	**(120)**	(122)	**(2,155)**	(2,052)	責任的現值
Net assets	**442**	207	**79**	56	**521**	263	資產淨值
Unrecognised actuarial gains	**(321)**	(66)	**(43)**	(20)	**(364)**	(86)	未確認精算收益
Assets recognised in the balance sheet	**121**	141	**36**	36	**157**	177	於資產負債表中確認的資產

Movement in the assets recognised in the balance sheet:

於資產負債表中確認的資產變動：

	Group and Company 集團及公司						
	Local Scheme 本地僱員計劃		Expatriate Scheme 海外僱員計劃		Total 總計		
	2006	2005	**2006**	2005	**2006**	2005	
(in HK$ Million)							*(港幣百萬元)*
Assets at 1st January	**141**	162	**36**	37	**177**	199	一月一日結算資產
Increase/(decrease) due to:							增加/(減少)原因：
Total expense – as shown above	**(50)**	(52)	**–**	(1)	**(50)**	(53)	總開支 – 如上列
Contributions paid	**30**	31	**–**	–	**30**	31	已付供款
Assets at 31st December	**121**	141	**36**	36	**157**	177	十二月三十一日結算資產

Principal actuarial assumptions for the year:

本年度主要精算假設：

	2006	2005	
Discount rate	**3.85%**	4.25%	貼現率
Expected rate of return on plan assets	**6.00%**	6.00%	預期計劃資產回報率
Expected rate of future salary increases	**4.00%**	4.00%	預期未來增薪率

15. Retirement benefits (cont'd)

15. 退休福利（續）

The movement in the fair value of plan assets of the year is as follows:

本年度計劃資產公平值變動：

	Group and Company 集團及公司						
	Local Scheme 本地僱員計劃		Expatriate Scheme 海外僱員計劃		Total 總計		
	2006	2005	**2006**	2005	**2006**	2005	
(in HK$ Million)							*(港幣百萬元)*
At 1st January	**2,137**	1,979	**178**	160	**2,315**	2,139	一月一日結算：
Employer contributions	**30**	31	**–**	–	**30**	31	僱主供款
Employee contributions	**–**	–	**3**	3	**3**	3	僱員供款
Expected return on plan assets	**128**	119	**11**	10	**139**	129	計劃資產預期回報
Benefits paid	**(74)**	(62)	**(13)**	–	**(87)**	(62)	已付福利
Actuarial gains	**256**	70	**20**	5	**276**	75	精算收益
	2,477	2,137	**199**	178	**2,676**	2,315	

The major categories of plan assets as a percentage of total plan assets are as follows:

各主要計劃資產類別佔計劃資產的百分率如下：

	Group and Company 集團及公司				
	Local Scheme 本地僱員計劃		Expatriate Scheme 海外僱員計劃		
	2006	2005	**2006**	2005	
Equities	**72%**	72%	**72%**	71%	股本權益
Bonds	**28%**	28%	**27%**	27%	債券
Cash and others	**–**	–	**1%**	2%	現金及其他
Total	**100%**	100%	**100%**	100%	總計

Allowing for current market condition, a range of potential returns may be expected for the Schemes' invested assets. Based on the Schemes' benchmark asset allocation of 70% in equities and 30% in bonds and cash, and allowing for administration fees and other expense charged to the Schemes, the Company has decided to adopt a long term return of 6.0% per annum.

鑒於現時的市場情況，預料各計劃已作投資的資產可能出現不同的潛在回報。基於各計劃的資產分配基準是百分之七十放於股本權益上，百分之三十放於債券及現金上，而考慮到計劃須支銷行政費用及其他開支，公司決定採納每年百分之六的長期回報率。

Expected employer contributions for the year ending 31st December 2007 are HK$29 million for Local Scheme and nil for Expatriate Scheme.

預料截至二零零七年十二月三十一日止年度，僱主就本地僱員計劃及海外僱員計劃所作的供款分別為港幣二千九百萬元及零。

Other disclosure are as follows:

其他披露資料如下：

	Group and Company 集團及公司					
	Total 總計					
	2006	2005	2004	2003	2002	
(in HK$ Million)						*(港幣百萬元)*
Fair value of plan assets	**2,676**	2,315	2,139	1,906	1,356	計劃資產公平值
Present value of obligations	**(2,155)**	(2,052)	(1,929)	(1,678)	(1,555)	責任的現值
Surplus/(deficit)	**521**	263	210	228	(199)	盈餘/(虧損)
Experience gains on scheme liabilities	**87**	This information is not reported as it is not readily available and is not required by the Accounting Standards. 由於缺乏此項資料，且會計準則並無要求提供，因此不予報告。				計劃負債過往收益
Experience gains on scheme assets	**276**	76	148	354	1	計劃資產過往收益

16. Deferred taxation

16. 遞延稅項

The movements on deferred taxation are as follows:

遞延稅項的變動如下：

(in HK$ Million) (港幣百萬元)	Group 集團 Provisions 準備
Deferred tax assets *遞延稅項資產*	
At 31st December 2004 二零零四年十二月三十一日結算	11
Charged to profit and loss account 於損益賬中支銷	(4)
At 31st December 2005 二零零五年十二月三十一日結算	7
Credited to profit and loss account 於損益賬中記賬	5
At 31st December 2006 二零零六年十二月三十一日結算	**12**

(in HK$ Million) (港幣百萬元)	Group and Company 集團及公司				
	Accelerated tax depreciation 加速稅項折舊	Retirement benefit assets 退休金資產	Tax losses 稅務虧損	Others 其他	Total 總計
Deferred tax liabilities *遞延稅項負債*					
At 31st December 2004 二零零四年十二月三十一日結算	153	35	(11)	(8)	169
Charged/(credited) to profit and loss account 於損益賬中支銷/(記賬)	10	(4)	11	11	28
At 31st December 2005 二零零五年十二月三十一日結算	163	31	–	3	197
Charged/(credited) to profit and loss account 於損益賬中支銷/(記賬)	37	–	–	(8)	29
At 31st December 2006 二零零六年十二月三十一日結算	**200**	**31**	**–**	**(5)**	**226**

Deferred tax is calculated in full on temporary differences under the liability method. The tax rate used in respect of Hong Kong deferred tax is 17.5% (2005: 17.5%). Overseas deferred tax is calculated using tax rates prevailing in the respective jurisdictions.

遞延稅項乃採用負債法就暫時差異全數計算。香港有關遞延稅項採用的稅率為百分之十七點五（二零零五年為百分之十七點五），海外遞延稅項則按各司法管轄區所採用的稅率計算。

17. Stocks and work in progress

17. 存貨及未完工程

Stocks and work in progress are stated at the lower of cost, calculated on a weighted average basis, and net realisable value.

存貨及未完工程按以加權平均基準計算的成本與可變現淨值兩者中的較低者入賬。

(in HK$ Million) (港幣百萬元)	Group 集團		Company 公司	
	2006	2005	**2006**	2005
Carrying amounts at net realisable value: 以可變現淨值估值的賬面值：				
Stocks 存貨	**37**	40	**28**	30
Work in progress 未完工程	**–**	5	**–**	5

The remaining balances are carried at cost.

餘下結餘則以成本入賬。

18. Debtors and creditors

The credit terms given to customers vary and are generally based on their individual financial strengths. Credit evaluations of trade debtors are performed periodically to minimise credit risk associated with receivables.

18. 應收及應付賬項

給予客戶的信貸條件不盡相同，一般乃根據其個別的財政能力而定。集團定期為應收貿易賬項進行信貸評估，以減低與應收款項有關的信貸風險。

	Group 集團		Company 公司		
	2006	2005	**2006**	2005	
(in HK$ Million)					*(港幣百萬元)*
Trade debtors – in HK dollars	**159**	108	**143**	108	應收貿易賬項 — 港元
in US dollars	**139**	193	**65**	105	— 美元
in other currencies	**3**	1	**–**	–	— 其他貨幣
Amount due from subsidiary companies	**–**	–	**44**	27	應收附屬公司款項
Amounts due from jointly controlled companies	**19**	13	**14**	10	應收共控公司款項
Other receivables and prepayments	**185**	162	**178**	159	其他應收款項及預付款項
	505	477	**444**	409	
Trade creditors – in HK dollars	**28**	15	**27**	14	應付貿易賬項 — 港元
in US dollars	**87**	12	**19**	9	— 美元
in other currencies	**76**	31	**4**	2	— 其他貨幣
Amount due to subsidiary companies	**–**	–	**1**	12	應付附屬公司款項
Amounts due to jointly controlled companies	**3**	3	**3**	3	應付共控公司款項
Dividend payable to minority shareholders	**68**	–	**–**	–	應付少數股東股息
Other payables and accruals	**697**	520	**545**	398	其他應付款項及應計賬項
	959	581	**599**	438	

The fair values of trade debtors and other receivables are not materially different from their book values. The amounts due from/to subsidiary and jointly controlled companies are unsecured, interest free and on normal trade credit terms.

應收貿易賬項及其他應收款項的公平值與其賬面值並無重大分別。附屬及共控公司未償還款項與欠附屬及共控公司款項均為無抵押、免息及按正常貿易信貸期償還。

The aged analysis of trade debtors and creditors under six months was as follows:

賬齡低於六個月的應收貿易賬項及應付貿易賬項的分析如下：

	Group 集團		Company 公司		
	2006	2005	**2006**	2005	
Debtors	**99%**	96%	**99%**	95%	應收賬項
Creditors	**99%**	98%	**98%**	97%	應付賬項

19. Share capital

19. 股本

	Company 公司				
	2006		2005		
	Number of shares 股份數目	in HK$Million 港幣百萬元	Number of shares 股份數目	in HK$Million 港幣百萬元	
Authorised:					法定股本：
Ordinary shares of HK$1.00 each					每股面值港幣1.00元普通股
At 31st December	**210,000,000**	**210**	210,000,000	210	十二月三十一日結算
Issued and fully paid:					已發行及繳足股本：
Ordinary shares of HK$1.00 each					每股面值港幣1.00元普通股
At 31st December	**166,324,850**	**166**	166,324,850	166	十二月三十一日結算

During the year under review, no purchase, sale or redemption of the shares of the Company has been effected by the Company or its subsidiary companies on the Hong Kong Stock Exchange.

在回顧的年度內，公司及其附屬公司並無在香港聯合交易所購回、售出或贖回公司任何股份。

20. Reserves

20. 儲備

	Revenue reserve 收益儲備		Capital redemption reserve 資本贖回儲備		Exchange translation reserve 匯兌儲備		Cash flow hedge reserve 現金流量對沖儲備		Total 總計		
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2005	**2006**	2005	
(in HK$ Million)											*(港幣百萬元)*
Group											***集團***
At 1st January	**3,331**	2,924	**19**	19	**(4)**	–	**–**	–	**3,346**	2,943	一月一日結算
Profit attributable to the Company's shareholders	**847**	618	**–**	–	**–**	–	**–**	–	**847**	618	公司股東應佔溢利
Previous year's final dividend paid	**(183)**	(128)	**–**	–	**–**	–	**–**	–	**(183)**	(128)	已付上年度末期股息
Current year's interim dividend paid	**(108)**	(83)	**–**	–	**–**	–	**–**	–	**(108)**	(83)	已付本年度中期股息
Current year's special dividend paid	**(416)**	–	**–**	–	**–**	–	**–**	–	**(416)**	–	已付本年度特別股息
Recognised during the period	**–**	–	**–**	–	**11**	(4)	**2**	–	**13**	(4)	期內已確認
At 31st December	**3,471**	3,331	**19**	19	**7**	(4)	**2**	–	**3,499**	3,346	十二月三十一日結算
The Company	**2,279**	2,279	**19**	19	**–**	–	**–**	–	**2,298**	2,298	公司
Subsidiary companies	**586**	461	**–**	–	**3**	(4)	**2**	–	**591**	457	附屬公司
Jointly controlled companies	**606**	591	**–**	–	**4**	–	**–**	–	**610**	591	共控公司
	3,471	3,331	**19**	19	**7**	(4)	**2**	–	**3,499**	3,346	
Company											***公司***
At 1st January	**2,316**	1,953	**19**	19	**–**	–	**–**	–	**2,335**	1,972	一月一日結算
Profit attributable to the Company's shareholders	**707**	574	**–**	–	**–**	–	**–**	–	**707**	574	公司股東應佔溢利
Previous year's final dividend paid	**(183)**	(128)	**–**	–	**–**	–	**–**	–	**(183)**	(128)	已付上年度末期股息
Current year's interim dividend paid	**(108)**	(83)	**–**	–	**–**	–	**–**	–	**(108)**	(83)	已付本年度中期股息
Current year's special dividend paid	**(416)**	–	**–**	–	**–**	–	**–**	–	**(416)**	–	已付本年度特別股息
At 31st December	**2,316**	2,316	**19**	19	**–**	–	**–**	–	**2,335**	2,335	十二月三十一日結算

Distributable reserves of the Company at 31st December 2006, calculated under section 79B of the Hong Kong Companies Ordinance, amounted to HK$2,316 million (2005: HK$2,316 million).

根據香港公司條例第79B條計算，公司於二零零六年十二月三十一日結算可分配的儲備為港幣二十三億一千六百萬元（二零零五年為港幣二十三億一千六百萬元）。

The revenue reserve includes HK$266 million (2005: HK$183 million) representing the recommended final dividend for the year (note 10).

收益儲備包括本年度建議的末期股息（附註10）港幣二億六千六百萬元（二零零五年為港幣一億八千三百萬元）。

21. Minority interests

21. 少數股東權益

(in HK$ Million)	Group 集團 2006	Group 集團 2005	(港幣百萬元)
At 1st January	**586**	495	一月一日結算
Additional interest in a subsidiary company	**(26)**	–	購入附屬公司額外權益
Minority interests' share of profits	**181**	92	少數股東權益的應佔溢利
Dividends payable to minority interests	**(68)**	–	應付予少數股東權益的股息
Exchange translation reserve	**7**	(1)	匯兌儲備
Cash flow hedge reserve	**2**	–	現金流量對沖儲備
At 31st December	**682**	586	十二月三十一日結算

22. Receipt in advance

Advanced payment was received from Cathay Pacific Airways Limited in 2005 for storage services charges up to June 2018. At 31st December 2006, the current portion included in other payables under current liabilities is HK$11 million (2005: HK$11 million) while the non-current portion is HK$112 million (2005: HK$122 million).

22. 預收款項

預收款項乃國泰航空有限公司二零零五年所支付作為直至二零一八年六月的儲存服務費的預付賬項。二零零六年十二月三十一日結算，包括在流動負債項下其他應付款項的流動部分為港幣一千一百萬元(二零零五年為港幣一千一百萬元)，而非流動部分則為港幣一億一千二百萬元(二零零五年為港幣一億二千二百萬元)。

23. Notes to the consolidated cash flow statement

(a) Reconciliation of operating profit to cash generated from operations

(in HK$ Million)	Group 集團 2006	2005
Operating profit	**749**	501
Depreciation and amortisation	**229**	202
Loss on disposal of property, plant and equipment	**1**	2
Operating profit before working capital changes	**979**	705
Decrease in retirement benefit assets	**20**	22
Increase in stocks and work in progress	**(94)**	(16)
Decrease/(increase) in debtors and prepayments	**20**	(73)
Increase in creditors and accruals	**174**	107
(Decrease)/increase in receipt in advance	**(10)**	122
Cash generated from operations	**1,089**	867

(b) Analysis of deposits and bank balances at 31st December

(in HK$ Million)	Group 集團 2006	2005
Short-term deposits and bank balances	**623**	809
Short-term bank loans repayable within three months	**(64)**	(18)
Cash and cash equivalents	**559**	791
Deposits maturing after three months	**275**	86
	834	877

The effective interest rates on these deposits of the Group ranged from 1% to 5.52% per annum (2005: from 0.08% to 4.23% per annum) and of the Company ranged from 3.5% to 5.22% per annum (2005: from 1.31% to 4.23% per annum). These deposits have an average maturity of 107 days (2005: 69 days) for the Group and 28 days (2005: 42 days) for the Company. Included in deposits and bank balances are bonds and entrusted loans denominated in Renminbi amounting to HK$308 million (2005: HK$68 million).

Short-term bank loans denominated in US dollars are nil (2005: HK$15 million) and HK dollars amounted to HK$64 million (2005: HK$3 million). They are unsecured, bear interest at effective interest rates ranged from 4.20% to 4.52% (2005: 4.51% to 4.71%) per annum and are repayable within three months from the balance sheet date. The carrying amounts approximate their fair values.

23. 綜合現金流量表附註

(a) 營業溢利與營業產生的現金淨額對賬

(港幣百萬元)	集團 2006	2005
營業溢利	**749**	501
折舊及攤銷	**229**	202
出售物業、廠房及設備虧損	**1**	2
未計營運資金變動的營業溢利	**979**	705
退休福利資產減少	**20**	22
存貨及未完工程增加	**(94)**	(16)
應收及預付賬項減少/(增加)	**20**	(73)
應付及應計賬項增加	**174**	107
預收款項(減少)/增加	**(10)**	122
營業產生的現金	**1,089**	867

(b) 十二月三十一日結算的存款及銀行結存分析

(港幣百萬元)	集團 2006	2005
短期存款及銀行結存	**623**	809
須於三個月內償還的短期銀行借款	**(64)**	(18)
現金及現金等價物	**559**	791
逾三個月到期的存款	**275**	86
	834	877

集團此等存款的實際利率由每年1%至5.52% (二零零五年為由每年0.08%至4.23%)不等，公司的實際利率則由每年3.5%至5.22% (二零零五年為由每年1.31%至4.23%)不等。集團此等存款的平均期限為一百零七日(二零零五年為六十九日)，公司則為二十八日(二零零五年為四十二日)。存款及銀行結存包括以人民幣為單位的債券及委託貸款，金額達港幣三億零八百萬元（二零零五年為港幣六千八百萬元）。

以美元為單位的短期銀行貸款為零（二零零五年為港幣一千五百萬元），而以港元為單位的短期銀行貸款則為港幣六千四百萬元（二零零五年為港幣三百萬元）。該等貸款並無抵押，按4.20%至4.52%（二零零五年為4.51%至4.71%）的實際年利率計息，須於結算日起三個月內償還。其賬面值與公平值相若。

24. Capital commitments

24. 資本性承擔

	Group 集團		Company 公司		
	2006	2005	**2006**	2005	
(in HK$ Million)					*(港幣百萬元)*
Contracted but not provided for in the accounts	**297**	452	**193**	366	經訂約但未在賬項中作準備
Authorised by Directors but not contracted for	**1,187**	565	**567**	133	經董事局批准但未訂約
	1,484	1,017	**760**	499	
The Group's share of capital commitments of jointly controlled companies not included above:					上述不包括本集團應佔共控公司的資本性承擔如下：
Contracted but not provided for in the accounts	**32**	1			經訂約但未在賬項中作準備
Authorised by Directors but not contracted for	**6**	14			經董事局批准但未訂約

Capital commitments are mainly related to the construction of the third hangar at the Hong Kong International Airport by the Company, the fifth and sixth hangars at Xiamen, Mainland China by TAECO and a landing gear overhaul facility in Xiamen.

The landing gear facility, Taikoo (Xiamen) Landing Gear Services Company Limited (50.2% owned by HAECO and 12.0% owned by TAECO), was formed in March 2007 and is planned to start operations in mid 2008.

資本性承擔主要是有關公司於香港國際機場興建第三個機庫、廈門太古飛機工程公司於中國內地廈門興建第五及第六個機庫，以及於廈門興建一個起落架大修設施。

該起落架設施名為廈門太古起落架維修服務有限公司(港機工程佔50.2%股權，廈門太古飛機工程公司佔12.0%股權)，於二零零七年三月成立並計劃於二零零八年中啟用。

25. Lease commitments

At 31st December 2006, future aggregate minimum lease payments under non-cancellable operating leases were as follows:

25. 租賃承擔

二零零六年十二月三十一日結算，於不可撤銷營業租賃項的未來最低租賃支出總額如下：

	Group and Company 集團及公司		
	2006	2005	
(in HK$ Million)			*(港幣百萬元)*
Land and buildings:			*土地及樓宇:*
Leases expiring:			租約期滿時間：
Not later than one year	**73**	48	一年內
Later than one year but not later than five years	**289**	219	一年後至五年內
Later than five years	**2,013**	1,122	五年後
	2,375	1,389	

26. Related party and continuing connected transactions

The Group has a number of transactions with its related parties and connected persons. Details of its compensation of key management are set out in notes 5 and 6. All trading transactions are conducted in the normal course of business at prices and on terms similar to those charged to/by and contracted with other third party customers/suppliers of the Group. The aggregated transactions and balances which are material to the Group and which have not been disclosed elsewhere in the annual report are summarised below:

26. 有關連人士及持續關連交易

集團有若干有關連人士交易及關連交易。集團向主要管理人員發出的補償金詳情，於附註5及附註6列述。所有交易均在正常業務程序下進行，其價格及條件與集團其他第三方客戶/供應商所接受/提出並訂約的價格及條件相若。集團的重大及未有在此年報其他章節披露的交易總額及結餘摘要如下：

	Note 附註	Jointly controlled companies 共控公司 2006	2005	Other parties 其他人士 2006	2005	Total 總計 2006	2005	
(in HK$ Million)								*(港幣百萬元)*
Revenue from provision of services:								提供服務所得的收入：
Line maintenance and total care package charges for AHK Air Hong Kong Limited	a	–	–	**50**	28	**50**	28	向香港華民航空有限公司收取的外勤維修費及全責維護全套服務費
Aircraft maintenance, inventory management and logistics support charges for Cathay Pacific Airways Limited		–	–	**1,195**	1,116	**1,195**	1,116	向國泰航空有限公司收取的飛機維修費、庫存管理費及物流支援費
Other revenue	b	**111**	103	**382**	30	**493**	133	其他收入
		111	103	**1,627**	1,174	**1,738**	1,277	
Purchases:								購買項目：
Costs payable to John Swire & Sons (H.K.) Limited on services agreement								就服務協議向香港太古集團有限公司支付的費用
- Service fees paid during the year	a			**26**	12	**26**	12	— 年內所付服務費
- Expenses reimbursed at cost	a			**15**	16	**15**	16	— 按成本代支費用
Subtotal subject to reporting cap	a			**41**	28	**41**	28	在符合申報上限規定下的小計
- Change in accrual for service fees				**2**	9	**2**	9	— 服務費應計賬項變動
- Share of administrative services				**2**	2	**2**	2	— 分攤行政服務
Total				**45**	39	**45**	39	總計
Property insurance placed through SPACIOM, a captive insurance company wholly owned by Swire Pacific Limited				**3**	4	**3**	4	向一家由太古股份有限公司全資擁有的專屬自保保險公司SPACIOM投保的財產保險
Spares purchases from Cathay Pacific Airways Limited				**17**	17	**17**	17	向國泰航空有限公司購買備件
Other purchases	c	**8**	6	**91**	3	**99**	9	其他購買項目
		8	6	**156**	63	**164**	69	
Balance at 31st December:								十二月三十一日結餘：
Debtors and prepayments	d	**19**	13	**276**	137	**295**	150	應收及預付賬項
Creditors and accruals	d	**3**	3	**23**	29	**26**	32	應付及應計賬項

26. Related party and continuing connected transactions (cont'd)

Notes:

a. These transactions fall under the definition of "continuing connected transactions" in Chapter 14A of the Listing Rules as detailed in note e. The other transactions are not connected transactions or continuing connected transactions which give rise to any disclosure or other obligations under Chapter 14A of the Listing Rules.

b. Revenue from jointly controlled companies mainly came from provision to HAESL of engine component repairs and facilities rental on an commercial arm's length basis and of certain administrative services charged at cost.

c. Purchases from jointly controlled companies comprised mainly aircraft component overhaul charges by HAESL.

d. These outstanding balances are included in "debtors and prepayments" and "creditors and accruals" respectively in the consolidated and company balance sheets.

e. Continuing connected transactions during 2006:
The Group had the following continuing connected transactions, details of which are set out below:

(a) AHK Air Hong Kong Limited ("AHK")

(i) Total Care Package Contract ("TCP Contract")
Pursuant to the TCP Contract dated 9th September 2004 with AHK, the Company provides a total care package for AHK's fleet of Airbus 300-600 freighters. The service includes acquiring an inventory of spares for leasing to AHK and providing management, logistic support and maintenance to this inventory. Payment is made in cash by AHK within 45 days of receipt of invoice for services performed by the Company. The term of the contract is for eight years from 10th September 2004. AHK may extend this for a first term of twelve months and thereafter for a second term of eighteen months.

(ii) Line Maintenance Contract ("LM Contract")
Pursuant to the LM Contract with AHK dated 9th September 2004, the Company provides line maintenance services for AHK's fleet at Hong Kong International Airport. The services include routine maintenance check, non-routine maintenance, actions to address inbound technical issues, ad-hoc maintenance support, ramp services, material supplies, tooling supplies, aircraft release and certification, and aircraft on ground support. Payments are made in cash by AHK within 30 days of receipt of invoice for the services performed by the Company. The term of the LM Contract is for five years from 12th September 2004.

AHK is a connected person of the Company because it is a subsidiary of CX which is a substantial shareholder of the Company. The transactions under the TCP Contract and the LM Contract are continuing connected transactions in respect of which announcements dated 13th September 2004, 16th February 2006 and 14th February 2007 were published.

For the year ended 31st December 2006, the fees payable to the Company by AHK were HK$37,871,000 under the TCP Contract which exceeded this contract's cap of HK$30,151,000 and HK$12,078,000 under the LM Contract of which was within the cap for this contract. The cap for the TCP Contract was exceeded due to an increased volume of non-routine work requiring additional material supply under the TCP Contract. Furthermore the amount of line maintenance work is projected to increase due to further fleet and schedule growth. After considering the information now available, the Company published an announcement dated 14th February 2007 for revising the annual caps on the estimated amount of fees payable by AHK to the Company for 2007-2009 to (i) HK$52.7 million, HK$55.0 million and HK$62.0 million respectively under the TCP Contract; and (i) HK$18.4 million, HK$20.6 million and HK$16.0 million respectively under the LM Contract.

(b) Cathay Pacific Airways Limited ("CX")

The Company and its non-wholly owned subsidiary Taikoo (Xiamen) Aircraft Engineering Company Limited ("TAECO") entered into service agreements ("New Agreements") with CX on 10th November 2005 for the provision of services by the Company and TAECO to CX's aircraft fleet. The services comprise line maintenance, base maintenance, comprehensive stores and logistics support, component and avionics overhaul, material supply, engineering services and ancillary services at Hong Kong International Airport and/or Xiamen. Payment is made in cash by CX to the Company/TAECO within 30 days upon receipt of the invoice. The term of the New Agreements is from 1st January 2006 to 31st December 2007.

CX is a substantial shareholder and therefore a connected person of the Company under the Listing Rules. The transactions under the New Agreements are continuing connected transactions in respect of which an announcement dated 10th November 2005 was published and a circular dated 22nd November 2005 was sent to shareholders.

For the year ended 31st December 2006, the fees payable by CX to the Company and TAECO under the New Agreements totalled HK$941 million and HK$254 million respectively.

(c) John Swire & Sons (H.K.) Limited ("JSSHK")

Pursuant to an agreement dated 1st December 2004 ("JSSHK Services Agreement") with JSSHK, JSSHK provides services to the Company and its subsidiaries. The services comprise full or part time services of members of the staff of the Swire group, other administrative and similar services and such other services as may be agreed from time to time. They also include advice and expertise of the directors and senior officers of the John Swire & Sons Limited ("Swire") group including (but not limited to) assistance in negotiating with regulatory and other governmental or official bodies.

In return for these services, JSSHK receives annual service fees calculated as 2.5% of the Company's consolidated profit before taxation and minority interests after certain adjustments. The fees for each year are payable in cash in arrears in two instalments, an interim payment by the end of October and a final payment by the end of April of the following year, adjusted to take account of the interim payment. The Company also reimburses the Swire group for all the expenses incurred in the provision of the services at cost.

The term of the JSSHK Services Agreement is from 1st January 2005 to 31st December 2007 and is renewable for successive periods of three years thereafter unless either party to it gives to the other notice of termination of not less than three months expiring on any 31st December.

Swire is the holding company of Swire Pacific Limited which owns approximately 32.7% of the issued capital of the Company and JSSHK, a wholly owned subsidiary of Swire, is therefore a connected person of the Company under the Listing Rules. The transactions under the JSSHK Services Agreement are continuing connected transactions in respect of which announcements dated 1st December 2004 and 7th March 2006 were published.

For the year ended 31st December 2006, the fees paid by the Company to JSSHK under the JSSHK Services Agreement totalled HK$26 million and expenses of HK$15 million were reimbursed at cost.

26. 有關連人士及持續關連交易(續)

附註：

a. 此等交易歸入上市規則第14A章「持續關連交易」的定義類別，詳情於附註e 列述。其他交易乃根據上市規則第14A章並非須予披露或履行其他責任的關連交易或持續關連交易。

b. 來自共控公司的收入主要來自為香港航空發動機維修服務公司提供的引擎部件修理服務及按一般公平商業原則的設備租務，以及按成本收費提供的若干行政服務。二零零五年向其他人士提供服務所得的收入主要為向國泰航空有限公司（「國泰航空」）收取的維修費、庫存管理費及物流支援費。

c. 自共控公司購買的服務主要為向香港航空發動機維修服務公司支付的飛機部件大修費用。

d. 此等未清賬款已分別於「綜合資產負債表」及「公司資產負債表」的「應收及預付賬項」及「應付及應計賬項」內反映。

e. 二零零六年的持續關連交易
集團有以下的持續關連交易，詳情如下列述：

(a) 香港華民航空有限公司（「華民航空」）

(i) 全責維護全套服務合約（「TCP 合約」）
根據二零零四年九月九日與華民航空訂立的TCP合約，公司為華民航空的空中巴士300-600型貨機機隊提供全責維護全套服務，服務包括購買供華民航空租賃的備件存貨，並為存貨提供管理、物流支援及維護服務。華民航空在收到發票後四十五天內，就公司所提供的服務以現金付款。合約年期為八年，由二零零四年九月十日起計。華民航空可延長合約年期，第一次可延長年期為十二個月，之後第二次可延長年期為十八個月。

(ii) 外勤維修合約（「LM合約」）
根據二零零四年九月九日與華民航空訂立的LM合約，公司於香港國際機場為華民航空的機隊提供外勤維修服務。服務包括常規性維修檢查、非常規性維修、處理入境班機出現的技術問題、特別維修支援、停機坪服務、物料供應、工具供應、飛機放行及驗證，以及飛機地面支援。華民航空在收到發票後三十天內，就公司所提供的服務以現金付款。LM合約年期為五年，由二零零四年九月十二日起計。

由於華民航空乃國泰航空的附屬公司，而國泰航空為公司的主要股東，因此華民航空乃公司的關連人士。根據TCP合約及LM合約所進行的交易為持續關連交易，公司已就此於二零零四年九月十三日、二零零六年二月十六日及二零零七年二月十四日發出公告。

截至二零零六年十二月三十一日止年度，華民航空根據TCP合約應付予公司的費用為港幣三千七百八十七萬一千元，超逾合約規定的上限港幣三千零一十五萬一千元，而華民航空根據LM合約應付予公司的費用為港幣一千二百零七萬八千元，並未超出合約規定的上限。超逾TCP合上限，乃因非常規工作增加而需根據TCP合約增加物料供應所致。此外，由於機隊及航班進一步增長，預計外勤維修工程亦將增加。經考慮現有資料後，公司已於二零零七年二月十四日刊發公告，將二零零七至二零零九年華民航空應付予公司的估計費用年度上限予以修訂，分別為 (i) TCP合約上限港幣五千二百七十萬元、港幣五千五百萬元及港幣六千二百萬元；及 (ii) LM合約上限港幣一千八百四十萬元、港幣二千零六十萬元及港幣一千六百萬元。

(b) 國泰航空有限公司(「國泰航空」)

公司及其非全資附屬公司廈門太古飛機工程有限公司於二零零五年十一月十日與國泰航空簽訂服務協議（「新協議」），由公司及廈門太古飛機工程公司提供服務予國泰航空的機隊。有關服務包括於香港國際機場及/ 或廈門提供外勤維修、基地維修、綜合倉儲及物流支援、部件及航電大修、物料供應、工程服務及配套服務。國泰航空於收到發票後三十天內，以現金支付予公司 / 廈門太古飛機工程公司。新協議年期由二零零六年一月一日至二零零七年十二月三十一日。

國泰航空為公司的主要股東，因此根據上市規則乃公司的關連人士。根據新協議所進行的交易乃持續關連交易，公司已刊發二零零五年十一月十日的有關公告，並已將二零零五年十一月二十二日的有關通函發送各股東。

截至二零零六年十二月三十一日止年度，國泰航空根據新協議應支付予公司及廈門太古飛機工程公司的費用總額分別為港幣九億四千一百萬元及港幣二億五千四百萬元。

(c) 香港太古集團有限公司（「香港太古集團」）

根據二零零四年十二月一日與香港太古集團簽訂的協議（「香港太古集團服務協議」），香港太古集團提供服務予公司及其附屬公司。該等服務包括太古集團員工的全職或兼職服務，其他行政及同類型服務，以及其他或會不時互相協定的服務。該等服務還包括提供英國太古集團有限公司（「太古」）集團董事及高層人員的意見與專業知識，包括 (但不限於) 協助與監管機構及其他政府部門或官方機構進行磋商。

作為此等服務的報酬，香港太古集團收取服務年費，計算方法乃按公司扣除稅項及少數股東權益前並經若干調整後的綜合溢利的百分之二點五。每年的費用分兩期於期末以現金支付，中期付款於十月底或之前支付，末期付款則在考慮過中期付款並予以調整後，於翌年四月底或之前支付。公司亦向太古集團按其成本支付於提供服務期間所產生的一切費用。

香港太古集團服務協議的期限由二零零五年一月一日至二零零七年十二月三十一日，終止後可續期，每三年為一期，除非協議任何一方給予另一方不少於三個月通知於任何年份的十二月三十一日終止該協議。

香港太古集團乃太古股份有限公司的控股公司，太古股份有限公司持有公司約百分之三十二點七的已發行股本，而因香港太古集團為太古全資附屬公司，根據上市規則，該公司因此乃公司的關連人士。在香港太古集團服務協議下進行的交易乃屬持續關連交易，公司已就此發出二零零四年十二月一日及二零零六年三月七日的公告。

截至二零零六年十二月三十一日止年度，公司根據香港太古集團服務協議付予香港太古集團的服務費總計為港幣二千六百萬元，而港幣一千五百萬元費用已按成本支付。

27. Principal subsidiary and jointly controlled companies at 31st December 2006

27. 主要附屬公司及共控公司 於二零零六年十二月三十一日結算

	Place of incorporation and operation 註冊成立及經營地點	Principal activities 主要業務	Issued share capital 已發行股本	Owned directly 直接擁有	Owned by subsidiary and jointly controlled companies 附屬公司及共控公司擁有	Attributable to the Group 集團佔有
Subsidiary companies: 附屬公司：						
South China Aero Technology Limited 華南航空技術有限公司	Hong Kong 香港	Aviation products trading 航空產品貿易	Share capital of HK$500,000 港幣500,000元股本	60%	–	60%
Taikoo (Xiamen) Aircraft Engineering Company Limited* 廈門太古飛機工程有限公司*	Xiamen 廈門	Aircraft overhaul and maintenance 飛機大修及維修服務	Registered capital of US$41,500,000 41,500,000美元註冊資本	56.6%	–	56.6%
Jointly controlled companies: 共控公司：						
HAECO ATEC Component Service Ltd. (formerly named EADS SOGERMA HAECO Services Company Limited) (前稱 EADS SOGERMA HAECO Services Company Limited)	Hong Kong 香港	Aircraft component repair services 飛機部件修理服務	Share capital of HK$2,000,000 港幣2,000,000元股本	50%	–	50%
Goodrich Asia-Pacific Limited	Hong Kong 香港	Carbon brake machining and wheel hub overhaul 碳質掣動片切削及輪轂大修	Share capital of HK$9,200,000 港幣9,200,000元股本	49%	–	49%
Goodrich TAECO Aeronautical Systems (Xiamen) Company Limited* 廈門豪富太古宇航有限公司*	Xiamen 廈門	Aircraft fuel control, flight control and electrical component repairs 飛機燃油控制儀、航空控制儀及電器部件修理	Registered capital of US$5,000,000 5,000,000美元註冊資本	–	35%	19.8%
Honeywell TAECO Aerospace (Xiamen) Company Limited* 廈門霍尼韋爾太古宇航有限公司*	Xiamen 廈門	Aircraft hydraulic, pneumatic, avionic component and other aviation equipment repairs 飛機液壓、氣壓、航電部件及其他航空設備修理服務	Registered capital of US$5,000,000 5,000,000美元註冊資本	25%	10%	30.7%
Hong Kong Aero Engine Services Limited 香港航空發動機維修服務有限公司	Hong Kong 香港	Commercial aero engine overhaul services 商用飛機引擎大修服務	Share capital of HK$200 港幣200元股本	45%	–	45%
IN-Services Asia Limited	Hong Kong 香港	Aircraft component trading and repair services 飛機部件貿易及修理服務	Share capital of HK$7,800,000 港幣7,800,000元股本	35%	–	35%
Singapore Aero Engine Services Pte. Limited 新加坡航空發動機維修服務有限公司	Singapore 新加坡	Commercial aero engine overhaul services 商用飛機引擎大修服務	Registered capital of US$54,000,000 54,000,000美元註冊資本	–	20%	9%
Taikoo (Shandong) Aircraft Engineering Company Limited* 山東太古飛機工程有限公司*	Shandong 山東	Heavy maintenance services for narrow-bodied aircraft 狹體飛機大型維修服務	Registered capital of RMB86,000,000 86,000,000人民幣註冊資本	30%	10%	35.7%

Principal subsidiary and jointly controlled companies are those which, in the opinion of the Directors, materially affect the results or assets of the Group.

主要附屬公司及共控公司乃董事局認為對集團業績及資產有重要影響的公司。

* Equity joint venture registered in Mainland China.

* 於中國內地註冊的合股式合資企業。

1. Basis of preparation

The accounts have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS") and the disclosure requirements set out in the Listing Rules of the Hong Kong Stock Exchange. The accounts have been prepared under the historical cost convention.

The preparation of accounts in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the accounts, are disclosed in Note 2 to the accounts.

In 2006, the Group adopted the following new or revised standards and interpretations of HKFRS below, which are relevant to its operations. Where applicable, the 2005 comparatives have been amended as required.

HKAS 19 (Amendment)	Actuarial Gains and Losses, Group Plans and Disclosures

The Group has not early adopted the following new standards or interpretations that have been issued but are not yet effective. The adoption of such standards or interpretations would not result in substantial changes to the Group's accounting policies.

		Effective for accounting periods beginning on or after
HK(IFRIC)-Int 7	Applying the Restatement Approach under HKAS 29	1st March 2006
HK(IFRIC)-Int 8	Scope of HKFRS 2	1st May 2006
HK(IFRIC)-Int 9	Reassessment of Embedded Derivatives	1st June 2006
HK(IFRIC)-Int 10	Interim Financial Reporting and Impairment	1st November 2006
HKFRS 7	Financial Instruments: Disclosures	1st January 2007
HKAS 1 (Amendment)	Presentation of Financial Statements: Capital Disclosures	1st January 2007
HK(IFRIC)-Int 11	HKFRS 2-Group and Treasure Share Transactions	1st March 2007

2. Basis of consolidation

The consolidated accounts incorporate the accounts of the Company and its subsidiary companies made up to 31st December.

Subsidiary companies are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiary companies by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary company acquired, the difference is recognised directly in the profit and loss account.

Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated upon consolidation. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiary and jointly controlled companies have been changed where necessary to ensure consistency with the policies adopted by the Group.

Minority interests in the balance sheet comprise the outside shareholders' proportion of the net assets of subsidiary companies.

1. 編製原則

賬目乃按照香港財務報告準則編製，並符合香港聯合交易所上市規則開列的披露要求。賬目乃依據歷史成本常規法編製。

遵照香港財務報告準則編製賬目，需要作出若干重要的會計估計，亦需要管理層在應用集團的會計政策過程中行使判斷。涉及較艱深或較複雜的範疇，或所作假設及估計對賬目有重大影響的範疇，於賬目附註2披露。

在二零零六年，集團採納以下新訂或經修訂的香港財務報告準則及詮釋，該等準則及詮釋與其業務營運有關。如適用，二零零五年的比較數據已按需要予以修訂。

香港會計準則第十九號(修訂)	精算盈虧、集團計劃及披露

集團並無提前採納以下已頒佈但未生效的新訂準則或詮釋。採納此等準則或詮釋不會對集團的會計政策造成重大改變。

		在當日或之後開始的會計期生效
香港(國際財務報告詮釋委員會) – 詮釋第7號	應用香港會計準則第29號的重列法	二零零六年三月一日
香港(國際財務報告詮釋委員會) – 詮釋第8號	香港財務報告準則第2號的範圍	二零零六年五月一日
香港(國際財務報告詮釋委員會) – 詮釋第9號	重新評估勘入式衍生工具	二零零六年六月一日
香港(國際財務報告詮釋委員會) – 詮釋第10號	中期財務報告及減值	二零零六年十一月一日
香港財務報告準則第7號	金融工具：披露	二零零七年一月一日
香港會計準則第1號(修訂)	財務報表的呈報：資本披露	二零零七年一月一日
香港(國際財務報告詮釋委員會) – 詮釋第11號	香港財務報告準則第2號 – 集團及財務股份交易	二零零七年三月一日

2. 綜合原則

綜合賬目包括公司及其附屬公司結算至十二月三十一日的賬目。

附屬公司自股權控制轉移至集團之日起，其賬目已全面合併於集團賬內，並於股權控制終止之日起從集團賬中剔除合併。

集團以購買會計法為集團購入的附屬公司列賬。購買成本乃按交易當日所獲資產的公平值、所發行的權益衍生工具，以及所產生或承擔的負債，加上直接因購買交易而引起的成本計算。在商業合併過程中產生的可辨認購入資產、負債及或有負債，均於購買當日按其公平值作出初步計量，而不考慮任何程度的少數股東權益。從購買成本扣除集團應佔可辨認購買資產淨值後的餘額，以商譽列賬。如購買成本低於所購入附屬公司資產淨值的公平值，其差額將直接在損益賬中確認。

集團旗下公司間的交易、結餘及交易的未變現利益，均於合併時抵銷。未變現虧損亦予抵銷，除非交易有證據證明轉讓資產出現減值。附屬及共控公司的會計政策已在必要時作出相應更改，以確保與集團所採納的政策一致。

在資產負債表中的少數股東權益指集團以外的股東所佔附屬公司的資產淨值。

3. Subsidiary companies

Subsidiary companies are those companies in which the Group, directly or indirectly, has an interest of more than half the voting powers or otherwise has the power to govern the financial and operating policies.

In the Company's balance sheet investments in subsidiary companies are stated at cost less provision for any impairment losses. The results of subsidiary companies are accounted for by the Company on the basis of dividends received and receivable.

4. Jointly controlled companies

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity of the entity.

The consolidated profit and loss account includes the Group's share of results of jointly controlled companies. In the consolidated balance sheet, the investment in jointly controlled companies represents the Group's share of net assets. When the Group's share of losses in a jointly controlled company equals or exceeds its interest in the jointly controlled company, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the jointly controlled company. Results reported by jointly controlled companies are changed where necessary to ensure no material inconsistency with differences from the accounting policies adopted by the Group. No such adjustment was required for the results reported in these accounts.

In the Company's balance sheet, investments in jointly controlled companies are stated at cost less provision for any impairment losses. The results of jointly controlled companies are accounted for by the Company on the basis of dividends received and receivable.

5. Foreign currency translation

Items included in accounts of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated accounts are presented in Hong Kong dollars, which is the Company's functional and presentation currency.

Foreign currency denominated monetary assets and liabilities and the balance sheets are translated into Hong Kong dollars, the Group's functional currency, at the rates of exchange ruling at the balance sheet date. Foreign currency transactions during the year are translated at the market exchange rates ruling at the transaction dates. Exchange differences are reflected in the profit and loss account except for unrealised differences on net investments in foreign subsidiary and jointly controlled companies which are taken directly to reserves.

The balance sheets of foreign subsidiary and jointly controlled companies denominated in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the profit and loss accounts are translated at the weighted average exchange rates during the year. When foreign subsidiary or jointly controlled companies are sold, such exchange differences are recognised in the profit and loss account as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

6. Assets under operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases.

Payments made and due under operating lease agreements are aggregated and charged to operating profit evenly over the periods of the respective leases.

3. 附屬公司

附屬公司乃指集團直接或間接持有逾半數投票權的權益或有權管治其財務及營業政策的公司。

在公司的資產負債表內，附屬公司的投資按成本扣除任何減值虧損準備入賬。附屬公司業績在公司賬目中按已收及應收股息入賬。

4. 共控公司

合資聯營乃一項合約安排，由集團及其他夥伴進行一項經濟活動，而該項經濟活動為共同控制，沒有任何參與的夥伴能對該公司的經濟活動進行單方面控制。

綜合損益賬包括集團應佔共控公司的業績。在綜合資產負債表中，於共控公司的投資相等於集團應佔資產淨值。如集團的應佔共控公司虧損相等於或超逾其佔共控公司的權益，包括任何其他無抵押應收賬項，則集團不確認進一步的虧損，除非集團已代共控公司承擔負債或支付款項。如有需要，共控公司所報告的業績會作出更改，以確保並無與集團採納的會計政策有重大差異。本賬目所報告的業績並不需要作出此等調整。

在公司資產負債表中，於共控公司的投資按成本扣除減值虧損準備列賬。共控公司的業績以所收及應收股息計算在公司賬內。

5. 外幣換算

集團旗下各公司的賬目所載項目，均以該公司營運的主要經濟環境所採用的貨幣（「功能貨幣」）計算。綜合賬目乃以港幣呈列，而港幣乃公司的功能及呈列貨幣。

以外幣為單位的貨幣資產及負債以及資產負債表，經按資產負債表結算日的兌換率化為港元，即集團的功能貨幣。年內的外幣交易以交易日的市場匯兌率換算。匯兌差額已列入損益賬，但於外國附屬及共控公司的投資淨額的未變現差額則除外，該等差額直接計入儲備中。

於年內，以外幣計值的外國附屬及共控公司的資產負債表以資產負債表結算日的兌換率折算，而損益賬則以加權平均匯率折算。如售出外國附屬或共控公司，該等匯兌差額則作為出售盈虧的一部分於損益賬中確認。

購入外國企業所產生的商譽及公平值調整，乃作為該外國公司的資產及負債處理，並按收市匯率折算。

6. 營業租賃資產

如絕大部分資產的回報及風險擁有權為租賃公司所持有，租賃作為營業租賃入賬。

按營業租賃協議支付或應付的租賃費用，經合併計算按各自的租賃期平均列入營業溢利賬中支銷。

7. Property, plant and equipment

Property, plant and equipment are carried at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are expensed in the profit and loss account during the financial period in which they are incurred.

Rates of depreciation are calculated using the straight line method to allocate the cost of property, plant and equipment to their residual values over their estimated useful lives. Depreciation rates in use for property, plant and equipment are as follows:

Buildings and building facilities	2.5% to 10%
Equipment, plant, machinery and tools	9% to 33%
Motor vehicles	18% to 20%
Rotable spares	7%
Plant and buildings under construction	Nil

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Where the carrying amount of an asset is greater than its estimated recoverable amount, an impairment loss is recognised to reduce the asset to its recoverable amount.

The gain or loss on disposal of property, plant and equipment represents the difference between the net sales proceeds and the carrying amount of the asset, and is recognised in the profit and loss account.

8. Intangible assets

(i) Goodwill

Goodwill arising on consolidation represents the excess of cost of acquisition of subsidiary and jointly controlled companies over the Group's share of the fair value ascribed to the separable net assets at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of jointly controlled companies is included in investments in jointly controlled companies. Goodwill is tested annually for impairment and carried at costs less accumulated impairment losses. Any impairment arising on goodwill is recognised in the profit and loss account immediately. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units ("CGU") for the purpose of impairment testing. The recoverable amount of a CGU is determined based on value-in-use calculations.

(ii) Computer software

Costs associated with developing or maintaining computer software programmes are recognised as an expense as incurred. Costs that are directly associated with the acquisition of identifiable and unique software products controlled by the Group, and that will probably generate economic benefits exceeding costs beyond one year, are recognised as intangible assets.

Computer software costs are amortised over their estimated useful life of five years.

9. Impairment of assets

Assets that have an indefinite useful life are not subject to amortisation, but are tested at least annually for impairment and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are reviewed for impairment whenever events

7. 物業、廠房及設備

物業、廠房及設備按成本減累積折舊及累積減值虧損列賬。成本包括直接因購買項目而引起的開支。

其後成本只在與該項目相關的未來經濟效益有可能歸於集團，並能可靠地計算出項目成本的情況下，始包括在資產的賬面值或確認為另立的資產（視何者適用而定）。所有其他修理及維修開支於其產生的財政期間計入損益賬中。

折舊率以直線法按物業、廠房及設備的估計可供使用年期分攤其成本至其剩餘價值計算。物業、廠房及設備使用的折舊率如下：

樓宇及樓宇設施	2.5% 至 10%
設備、廠房、機器及工具	9% 至 33%
汽車	18% 至 20%
可修周轉件	7%
興建中的廠房及樓宇	無

資產的剩餘價值及可供使用年期均於各資產負債表結算日進行檢討，並作出必要的調整。

如資產的賬面值高於其估計可收回值，則認算減值虧損以將資產值減至其可收回值。

出售物業、廠房及設備損益乃指出售淨收入與資產賬面值的差額，並於損益賬中確認。

8. 無形資產

(i) 商譽值

綜合賬目所產生的商譽值為購入附屬及共控公司的成本扣除在購入當天集團在可分資產淨值中應佔的公平值後的超出額。購入附屬公司所產生的商譽值包括在無形資產中。購入共控公司所產生的商譽值包括在共控公司的投資中。商譽值每年會進行減值測試，並按成本扣除累積減值虧損入賬。任何商譽減值即時於損益賬中確認。出售企業的損益包括有關售出企業的賬面商譽值。

為進行減值評估，商譽值按各現金產生單位歸類。現金產生單位的可收回款額按使用價值計算。

(ii) 電腦軟件

與開發或維修電腦軟件程式相關的成本按發生時以費用入賬。直接與購買集團所控制的可識別及獨有軟件產品有關，並可能產生超逾一年經濟效益的成本，以無形資產入賬。

電腦軟件成本按其估計的五年使用期攤銷。

9. 資產減值

無限定可使用年期的資產毋須作攤銷，但至少每年測試有否減值，並當情況或環境變化顯示賬面值或不能收回時作減值檢討。須攤銷的資產則在情況或環境變化顯示出賬面值或不能收回時作出減值檢討。如資產的賬面值超逾其可收回款額，超逾的款額則確認為減值

or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

10. Stocks and work in progress

Stocks and work in progress are stated at the lower of cost, calculated on a weighted average basis, and net realisable value. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

11. Debtors

Provision is made against debtors to the extent they are considered to be doubtful. Debtors in the balance sheet are stated net of such provision.

12. Cash and cash equivalents

Deposits and bank balances are carried in the balance sheet at cost.

For the purposes of the cash flow statement, cash and cash equivalents comprise cash in hand, amounts repayable on demand from banks and financial institutions and short-term liquid investments which were within three months of maturity when acquired, less bank overdrafts and short-term bank loans repayable within three months.

13. Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Transaction costs are incremental costs that are directly attributable to the financial liability, including fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties. Borrowings are subsequently stated at amortised costs; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the profit and loss account over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date.

14. Deferred taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Taxation rates enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiary and jointly controlled companies, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

15. Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated.

虧損。可收回款額為資產公平值扣除銷售成本及使用價值兩者中較高者。為評估減值，資產按可獨立識別現金流量（現金產生單位）的最小組合歸為一組。

10. 存貨及未完工程

存貨及未完工程按以加權平均基準計算的成本與可變現淨值兩者中的較低者入賬。可變現淨值乃按預期出售收入減估計銷售開支而釐定。

11. 應收賬項

對被視為呆賬的應收賬項作出準備。資產負債表內列賬的應收賬項已扣除此準備。

12. 現金及現金等價物

存款及銀行結存已按成本記入資產負債表中。

為編製現金流量表，現金及現金等價物包括庫存現金、銀行及財務機構催繳時須清還的款項及於購入時三個月內期滿的短期流動投資，減銀行透支及須於三個月內償還的短期銀行借款。

13. 借款

借貸初步按公平值扣除已產生的交易成本確認。交易成本為財務負債直接應佔的增加成本，包括向代理商、顧問、經紀及交易商支付的費用及佣金、監管代理機構及證券交易所徵收的款項，以及過戶登記稅項及稅款。借款其後按已攤銷成本列賬；所得款項（扣除交易成本）與贖回價值之間的任何差額，於借款期採用實際利率法於損益賬中確認。

除非集團有權無條件延遲償還負債直至資產負債表結算日後最少十二個月，否則借款歸類為流動負債。

14. 遞延稅項

遞延稅項乃採用負債法，就資產及負債的評稅基準與其在賬目中的賬面值引起的暫時差異作出全數準備。然而，倘遞延所得稅乃因初始確認一項非業務合併的交易中的資產或負債而產生，而在進行交易時並無影響會計或應課稅溢利或虧損，則不予計算。遞延稅項乃採用在資產負債表結算日前已頒佈或實質頒佈，且預期於相關遞延所得稅資產變現或遞延所得稅負債清還時應用的稅率釐定。

遞延稅資產於有可能將未來應課稅溢利與可運用的暫時差異抵銷而確認。

遞延稅項乃就附屬及共控公司投資產生的暫時差異而作出準備，但如可以控制暫時差異的撥回時間，並有可能在可預見將來不會撥回則除外。

15. 準備

如集團因過往事件而須承擔現有的法定或推定責任，在解除該責任時極有可能引致資源流出，且流出的數額已作出可靠的估算，則需確認準備。

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

16. Turnover and revenue recognition

Turnover represents the aggregated amounts invoiced to customers and changes in work in progress. Invoices are raised either on completion or on stage completion depending on the terms of individual contracts. For incomplete contract work, revenue recognised represents cost of work incurred which is valued on the same basis as work in progress. Total revenue recognised for the completed contract is equal to the aggregated amounts invoiced for the contract. Finance income is recognised on an accrual basis. Dividend income is recognised when the right to receive payment is established.

17. Staff benefits

(i) Retirement benefits

The Company offers either Mandatory Provident Fund ("MPF") or one of two defined benefit retirement schemes to staff. The latter schemes are held under trust arrangements and actuarially valued as required on a regular basis using a prospective actuarial valuation method. They are funded in accordance with the actuarial recommendation.

The Company's contributions to the MPF are charged to the profit and loss account as incurred. For the two defined benefit schemes, retirement benefit costs, which are assessed using the projected unit credit method, are charged to the profit and loss account. Under this method, plan assets are measured at fair value; retirement benefit obligations are measured as the present value of the estimated future cash flows by reference to market yields on Exchange Fund Notes, which have terms to maturity approximating the terms of the related liability. Actuarial gains and losses to the extent of the amount in excess of 10% of the greater of the present value of the plan obligations and the fair value of plan assets are recognised in the consolidated profit and loss account over the expected average remaining service lives of the participating employees.

The above calculations are performed annually by an actuary or the administration manager of the schemes.

Taikoo (Xiamen) Aircraft Engineering Company Limited ("TAECO") pays contributions to the required statutory retirement scheme for its local employees. The scheme is operated by the Mainland China government. In addition, it operates a defined cost contribution scheme for employees who have worked for more than five years. Both TAECO and the employees are required to contribute to the scheme. Contributions to the schemes are expensed as incurred.

(ii) Staff leave entitlements

Costs related to staff annual leave are recognised as the leave accrues to staff.

18. Dividend distribution

Final dividends are recognised as a liability on approval by the Company's shareholders. Interim dividends are recognised as a liability on approval by the Company's Board.

19. Related parties

Related parties are individuals and companies, including subsidiary, fellow subsidiary and jointly controlled companies, where the individual, company, or group has the ability, directly or indirectly, to control the other party or exercise significant influence over the party in making financial and operating decisions.

倘有多項類似責任，解除責任會否引致資源流出則經考慮責任的整體類別後釐定。即使相同類別責任中任何一項引致資源流出的可能性或不大，仍需確認準備。

16. 營業總額及收益認算

營業總額指開給客戶發票的金額總數及未完工程變動。發票根據個別合約條款於工程完畢後或按完成階段開出。未完工程的認算收益為按未完工程準則估值的有關工程成本 。完成工程的總認算收入相等於就該合約開出發票的金額總數。財務收入按應計基準認算。股息收入於確定有權接受款項後認算。

17. 僱員福利

(i) 退休福利

公司讓其僱員選擇參加強制性公積金（「強積金」）或兩項界定退休福利計劃其中一項。兩項界定退休福利計劃以信託協議持有，定期要求精算師以預期精算的估值方法予以估值。此等計劃乃根據精算建議供款。

公司的強積金供款如數記入損益賬內。而兩項界定福利計劃則用預計單位貸記法估量的退休福利費用記入損益賬。按照此法，計劃資產按公平值衡量，而退休福利責任則參考期限與外匯基金票據的相若負債的市場孳息率，以預計其未來現金流量，再折算為現值。精算盈虧以計劃責任現值或計劃資產公平值兩者之間較大者百分之十為限，超過此上限的金額將按參與僱員的預期平均餘下服務年期間，在綜合損益賬中認算。

以上的計算每年由精算公司或計劃的管理經理進行。

廈門太古飛機工程有限公司(「廈門太古飛機工程公司」）為其當地僱員向所需的法定退休計劃供款。該計劃由中國內地政府運作。此外，該公司為服務超過五年的僱員提供一項界定費用供款計劃。廈門太古飛機工程公司及其僱員均須就計劃供款。向該等計劃所作的供款在須作供款時支付。

(ii) 僱員可享有的假期

與僱員年假相關的費用獲認算為僱員應計假期。

18. 派息

末期股息在公司股東通過後確認為負債。中期股息在公司董事局通過後確認為負債。

19. 有關連人士

有關連人士指個人及公司，包括附屬公司、同系附屬公司及共控公司，其個人、公司或集團有能力直接或間接控制另一方，或可在財務及營運決策上對另一方行使重大影響力。

END

SWIRE

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